Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DOCZ LLC
3411 Avenue L
Brooklyn, NY 11210
www.elevatr.com

Up to $300,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DOCZ LLC
Address: 3411 Avenue L, Brooklyn, NY 11210
State of Incorporation: NY
Date Incorporated: March 21, 2014

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $300,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
    Note converts to Common Units when the company raises $1,000,000.00 in a qualified equity financing.
    Maturity Date: June 14, 2021
    Valuation Cap: $5,000,000.00
    Discount Rate: 20.0%
    Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $150.00

Terms of the underlying Security

Underlying Security Name: Common Units

Voting Rights:
The right to vote or participate in the management of the Company to the extent herein provided or as specifically required by the Act... With respect to all matters to be decided or voted on by the Members pursuant to the terms of this Agreement or the Act, each Member shall have one vote for each Unit held by such Member. All decisions of the Members must be approved by Members holding at least a majority of the issued and outstanding Units, unless a greater percentage is required by this Agreement or the Act. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting unless a greater percentage is required under this Agreement or by applicable law. The consents shall be in writing or in electronic form and shall be filed with the Board. Prompt notice of the taking of an action by less than unanimous consent of the Members, if such consent is permitted by this Agreement, shall be given to each Member entitled to vote thereon who has not consented thereto. "Act" means the New York Limited Liability Company Law and any successor statute, as the same may be amended from time to time.

Material Rights:

6.1. Distributions.

6.1.1 General Rule. Prior to the liquidation and winding up of the Company, if the Board determines, in its sole discretion, that the Company has cash in excess of the reasonable needs of the Company's business, after providing for reasonable reserves for working capital, debt service and future expenditures, the Board in its sole discretion, upon consent of a majority of the Managers, may authorize the Company to make distributions to the Members. All distributions made to the Members prior to the liquidation and winding up of the Company shall be made to the Members in proportion to their Percentage Interests.

6.1.2 Minimum Distribution. With respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall, unless waived by the Board, distribute to the Members, within ninety (90) days after the close of that taxable year, no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) by each Member's highest applicable federal, state and local tax rate (each, a "Tax Distribution"). In the event the Company's income or gain is capital gain, then the amount distributed shall be the Company's capital gain multiplied by the Member's highest applicable federal, state and local capital gains rates. Such capital gains rates shall follow the federal characterization of the gain as short or long term capital gain. For purposes of the preceding sentences, the Company's taxable income and capital gains for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 6.1.2. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. The Tax Distribution made to a Member pursuant to this Section 6.1.2 shall be considered an advance of distributions otherwise required to be made to such Member, and, accordingly, shall be set off against the amount of such distributions subsequently to be made to such Member.

6.2. Return of Distributions. Except for distributions made in violation of the Act or this Agreement, or as otherwise required by law, no Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

6.3. Limitations on Distribution. Notwithstanding any provision to the contrary

ME1 23889582v.2

contained in this Agreement, the Company shall not make a distribution to any Member on account of his, her or its Units in the Company (i) if the distribution would violate the Act or other applicable law, or (ii) if such distributions are prohibited by any contract to which the Company is a party or by which the Company is bound, unless such distributions are required by law.

6.4. Withholding. If applicable, the Company is authorized to withhold with respect to income allocable to any Member, or from distributions to any Member, and to pay over to any Federal, state, local or government any amounts required to be so withheld pursuant to the Code or any provisions of any other Federal, state or local law. All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax law with respect to any income, payment, distribution, or allocation to any

Member shall be treated as Tax Distributions.</p> <p>6.5. Allocations of Profits and Losses. Profits and Losses and, to the extent required, individual items of income, gain, loss or deduction, shall be allocated in accordance with Exhibit B.</p> <p>Liquidation
11.2. Winding Up. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board or any Person appointed by the Board (such Person is hereinafter referred to as the "Liquidator") shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of</p> <p>the Company, shall either cause its assets to be sold to any Person or distributed to a Member, and if sold, as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 11.3 and Section 11.4. The Board or the Liquidator, as applicable, shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. All actions and decisions required to be taken or made by such Person(s) under this Agreement shall be taken or made only with the consent of all such Person(s).</p> <p>11.3. Liquidation of Assets. The Board or the Liquidator, as applicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and business-like manner, and shall have the right to offer the business and the assets of the Company for sale, in whole or in part. Any offer for sale of the business or the assets of the Company pursuant to this Section 11.3 shall be on such terms and conditions as the Board or the Liquidator, as applicable, deems appropriate in order to maximize the proceeds of such sale. Any Member(s) shall be entitled to participate in the bidding for the business and the assets (or any part thereof). The proceeds of the liquidation of the Company's assets shall be distributed in the following priority:</p> <p>11.3.1 first, to pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 3.3) or otherwise make adequate provision for or establish reserves for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Board or the Liquidator, as applicable, may reasonably determine); and</p> <p>11.3.2 after all of the payments required by Section 11.3.1 have been made, any remaining assets of the Company shall be distributed to the holders of Units as follows:</p> <p>(i) with respect to any Company property sold by the Board or the Liquidator, as applicable, including to Members on an arm's length basis, any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of such Member in accordance with the terms of this Agreement;</p> <p>(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;</p> <p>(iii) after completion of the steps in Sections 11.3.2(i) and (ii), the remaining

assets shall be distributed to the Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods. It is the intention of the Members that the allocations of Profits, Losses, and items of income, gain, loss and deduction provided for in Exhibit B will cause the Capital Account balance of each Member to equal the amount to be distributed to such Member pursuant to this Article XI hereof in connection with the liquidation and winding up of the Company. If, at any time after the commencement of the winding up of the affairs and business of the Company, the Board or the Liquidator, as applicable, reasonably determines that such intention will not be achieved, then, subject to any contrary requirement of Exhibit B, items of income, gain, loss and deduction (including gross items thereof) for the taxable year or prior or subsequent years during which assets of the Company are sold (and, to the extent permitted by the Regulations, previous taxable years) shall be allocated in such a manner so as to cause, to the maximum extent possible, such intention to be achieved; and</p> <p>(iv) after completion of the steps in Sections 11.3.2(i), (ii), and (iii), the remaining assets shall be distributed to the Members, pro rata, in accordance with their respective Percentage Interests.</p> <p>11.4. Distributions. All distributions in kind to the Members under this Article XI shall be made subject to the liability of such Member for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to such Member pursuant to this Section 11.4. In the event that an asset is distributed in kind, for purposes of maintaining Capital Accounts, the asset will be deemed to have been sold by the Company at its fair market value as determined in good faith by the Board or the Liquidator, as applicable, and any gain or loss, which would have been recognized on such deemed sale, shall be allocated to the Member as provided in this Agreement and such Member's Capital Accounts shall reflect such allocation. The distribution of cash and/or property to a Member in accordance with the provisions of Sections 11.3 and 11.4 is intended to constitute a complete return to the Member of his, her or its Capital Contributions and a complete distribution to such Member of his, her or its interest in all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds. No Member shall have the right to demand to receive property in kind in connection with any distribution by the Company.</p> <p>11.5. Limitations on Payments Made in Dissolution. Each Member shall be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance. Notwithstanding that the assets of the Company remaining after payment of or due provision for all debts, liabilities, and obligations of the Company may be insufficient to return the Capital Contributions or share of Profits reflected in such Member's positive Capital Account balance, a Member shall have no recourse against the Company or any other Member.</p> <p>7.3. Right of First Refusal. If at any time any Member obtains an unsolicited Bona Fide Offer for the purchase of all or any portion of such Member's Units, such Member (for purposes of this Section 7.3, the "Selling Member") shall give written notice thereof (the "Selling Member's Notice") to the Company, stating: (i) the identity of the proposed transferee and a description of the Units proposed to be transferred (the "Offered Units"); (ii) the value of the

consideration to be received by the Selling Member therefor; and (iii) the other terms and conditions of such transaction, and the Selling Member will offer to sell the Offered Units to the Company and the Other Members (as hereinafter defined) in accordance with the terms of this Section 7.3 at the price and on the same terms and conditions as in the Selling Member's Notice.</p> <p>7.3.1 Upon receipt of the Selling Member's Notice, the Company shall have thirty (30) days to determine whether the Company shall purchase all or a portion of the Offered Units. The offer to purchase the Offered Units shall be deemed rejected unless, within thirty (30) days after the receipt of the Selling Member's Notice, the Company gives the Selling Member a written notice of acceptance of the offer to sell all or a portion of the Offered Units. </p> <p>7.3.2 If the Board determines that the Company shall purchase none or less than all of the Offered Units, the Company shall provide written notice to the other Members (the "Other Members") of its receipt of such Selling Member's Notice, including a copy thereof, and setting forth the portion of the Offered Units which shall be available for purchase by the Other Members. The Other Members who desire to purchase some or all of the available Offered Units shall provide a notice in writing to the Selling Member within thirty (30) days after the expiration of the period set forth in Section 7.3.1. If more than one Other Member desires to purchase all or a portion of the Offered Units, then such Other Members will have the right to purchase the Offered Units (or the portion thereof offered to the Other Members) in proportion to their respective Percentage Interests, or in such other proportion as they may mutually agree. The closing of a purchase and sale of Units pursuant this Section 7.3 shall take place at the principal office of the Company within sixty (60) days after such option shall have been duly exercised.</p> <p>7.3.3 The Selling Member may sell, transfer or otherwise dispose of the Offered Units that are not so purchased by the Company or the Other Members to the proposed transferee on the terms and conditions specified in the Selling Member's Notice for thirty (30) days following the expiration of the time periods during which the Company and the Other Members were entitled to accept the offer to purchase the Offered Units. If the Offered Units shall not be so sold or otherwise disposed of by the Selling Member during such thirty (30) day period, the Offered Units will again be subject to the restrictions of this Agreement. Any modification of the terms of an Offer as set forth in or attached to the Offer Notice shall constitute a new offer which shall again be subject to all of the requirements and procedures of this Section 7.3.</p> <p>7.3.4 Rights of Transferees Pending the Exercise or Expiration of Option. If any Units shall be transferred in a transaction or by reason of an event which gives rise to an option exercisable by the Company to purchase such Units, the transferee thereof shall not be entitled to vote such Units or otherwise to exercise any of the rights of a registered holder thereof until the time shall have expired (i) for the exercise of such option or (ii) if such option shall be exercised, for the completion of settlement of such purchase.</p> <p>7.4. Drag Along Right.</p> <p>7.4.1 Notwithstanding any other provision of this Agreement to the contrary, the Members holding at least a majority of the issued and outstanding Units (the "Majority Holders") shall have the right (the "Drag Along Right"), exercisable by notice (the "Drag Along Notice") to the other Members ("Minority Members"), to require the Minority Members to sell all (but not less than all, unless the Majority Holders are selling less than all of the Majority Holder's Units,

in which case the Minority Members will be obligated to sell only the same proportion of their Units as the Majority Holders are selling) of the Units owned by the Minority Members to the purchaser (who shall be bona fide and named in the Drag Along Notice, together with the terms and conditions of the Sale Transaction, which shall be arm's length), such Sale Transaction to take place contemporaneously with, and on the same terms and conditions of, the sale of the Units by the Majority Holders.</p>
<p>7.4.2 If the Majority Holders approve any Sale Transaction, pursuant to this Section 7.4, each Minority Member will be obligated to (i) vote for and raise no objections to the Sale Transaction, (ii) sell, exchange, redeem, agree to cancel or otherwise dispose of such securities or options, warrants or other rights on the terms and conditions approved by the Majority Holders if such transaction includes the sale, exchange, redemption, cancellation or other disposition of securities convertible into or exchangeable for Units, or options, warrants or other rights to purchase such Units, and (iii) take all other necessary or desirable actions, including, without limitation, providing access to documents and records of the Company, entering into an agreement reflecting the terms of such sale, surrendering certificated Units, if applicable, giving customary and reasonable representations and warranties as to title and authority of such Minority Member, joining on a pro-rata basis the indemnification obligations in accordance with the consideration received in such transaction and executing and delivering any certificates or other documents, reasonably requested by the Majority Holder to consummate such transaction. Any Drag Along Notice may be rescinded by the Majority Holder at any time prior to the closing of such transaction by delivering written notice thereof to all of the Minority Members.</p>

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

DOCZ LLC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

The Company and its Business

Company Overview

Elevatr helps people with untreated depression and anxiety by offering affordable text

consultations with licensed psychotherapists and free emotional support from peers all through the Elevatr mobile app. Elevatr bridges the massive gap people face between getting no support at all and getting full blown traditional psychotherapy.

Competitors and Industry

Other peer support platforms include 7Cups, Pacifica, and other niche communities. Teletherapy, which is essentially conventional psychotherapy conducted via electronic device, include TalkSpace, BetterHelp, AbleTo, and Ginger.io. Then there is the self-help market for apps which guide users through solitary mental health exercises, and these include Lantern, Joyable, and Happify.

Current Stage and Roadmap

We have spent 2 years and a lot of money iterating the Elevatr app on iOS to arrive at the revolutionary service we offer today. Finally Elevatr has found the innovative solution we set out to build, and it has helped many people despite minimal public promotion. Our team consists of the founders and advisors. With this capital raise we will be able to improve our UX to increase conversion rates and revenue, expand our team, deploy Elevatr on Android OS, promote Elevatr more broadly, and launch a B2B pilot where Elevatr will be provided by med schools to medical students and young physicians to prevent burnout.

The Team

Managers

Name: Aaron Rozzi

Aaron Rozzi's current primary role is with Freelancing. Aaron Rozzi currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Run the day to day operations of the company while developing and executing on the overall strategy of the venture.

- **Position:** Manager
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** UNAUNA INC
  Title: CEO / Founder
  Dates of Service: June 20, 2014 - February 13, 2017

Responsibilities: FOUNDER

Other business experience in the past three years:

- **Employer:** Freelancing
  Title: Independent Consultant
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Conducting market research, financial analysis, and strategy development for business clients ad an independent/freelance consultant.

Name: Israel Zyskind

Israel Zyskind's current primary role is with Boropark Pediatric Associates. Israel Zyskind currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 14, 2014 - Present
  Responsibilities: Develop the strategy of the venture, build the team that executes on it, and advise on the development of the app.

- **Position:** Manager
  Dates of Service: May 14, 2014 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Boropark Pediatric Associates
  Title: Pediatrician
  Dates of Service: July 01, 2007 - Present
  Responsibilities: Treat pediatric medical patients.

Other business experience in the past three years:

- **Employer:** Precious Health Medical
  Title: Owner and Principal
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all

companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering convertible notes in the amount of up to $300,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred units financings in the future, which may reduce the value of your investment in the Common units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Units. In addition, if we need to raise more equity capital from the sale of Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We will continue to research and develop improvements to our mobile application. Delays or cost overruns in the further development of the application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in software development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

There are several potential competitors who are better positioned than we are to take the majority of the market
The growing mental health technology industry is still developing but there are several large and more established companies with the economic resources needed to develop a competitive product. Some of these services also have recognized brand names that could enable them to successfully market and sell a competitive product. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs then the value of your investment would be greatly diminished.

The nature of the service means there is a possibility that we will face liability lawsuits

Mental health services and technology face the risk of lawsuits from customers who experienced some harm while receiving counseling services from the company. While we have tried to mitigate this risk by including disclaimers in our user agreement and by explaining to users that our product is a platform for user to receive counseling services, not a counseling service provider itself, nevertheless there is still some risk that a customer could bring a lawsuit against us. The cost of such lawsuits could bankrupt us and greatly reduce the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including software development, cloud services, database services, accounting, legal work, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in a partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Israel Zyskind	2,180,360	Common Units	70.0
Aaron Rozzi	763,876	Common Units	24.55

The Company's Securities

The Company has authorized Common Units, and Convertible Promissory Notes.

Common Units

The amount of security authorized is 3,111,111 with a total of 3,111,111 outstanding.

Voting Rights

The right to vote or participate in the management of the Company to the extent herein provided or as specifically required by the Act... With respect to all matters to be decided or voted on by the Members pursuant to the terms of this Agreement or the Act, each Member shall have one vote for each Unit held by such Member. All decisions of the Members must be approved by Members holding at least a majority of the issued and outstanding Units, unless a greater percentage is required by this Agreement or the Act. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting unless a greater percentage is required under this Agreement or by applicable law. The consents shall be in writing or in electronic form and shall be filed with the Board. Prompt notice of the taking of an action by less than unanimous consent of the Members, if such consent is permitted by this Agreement, shall be given to each Member entitled to vote thereon who has not consented thereto. "Act" means the New York Limited Liability Company Law and any successor statute, as the same may be amended from time to time.

Material Rights

6.1. Distributions.

6.1.1 General Rule. Prior to the liquidation and winding up of the Company, if the Board determines, in its sole discretion, that the Company has cash in excess of the reasonable needs of the Company's business, after providing for reasonable reserves for working capital, debt service and future expenditures, the Board in its sole

discretion, upon consent of a majority of the Managers, may authorize the Company to make distributions to the Members. All distributions made to the Members prior to the liquidation and winding up of the Company shall be made to the Members in proportion to their Percentage Interests.

6.1.2 Minimum Distribution. With respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall, unless waived by the Board, distribute to the Members, within ninety (90) days after the close of that taxable year, no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) by each Member's highest applicable federal, state and local tax rate (each, a "Tax Distribution"). In the event the Company's income or gain is capital gain, then the amount distributed shall be the Company's capital gain multiplied by the Member's highest applicable federal, state and local capital gains rates. Such capital gains rates shall follow the federal characterization of the gain as short or long term capital gain. For purposes of the preceding sentences, the Company's taxable income and capital gains for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 6.1.2. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. The Tax Distribution made to a Member pursuant to this Section 6.1.2 shall be considered an advance of distributions otherwise required to be made to such Member, and, accordingly, shall be set off against the amount of such distributions subsequently to be made to such Member.

6.2. Return of Distributions. Except for distributions made in violation of the Act or this Agreement, or as otherwise required by law, no Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

6.3. Limitations on Distribution. Notwithstanding any provision to the contrary

ME1 23889582v.2

contained in this Agreement, the Company shall not make a distribution to any Member on account of his, her or its Units in the Company (i) if the distribution would violate the Act or other applicable law, or (ii) if such distributions are prohibited by any contract to which the Company is a party or by which the Company is bound, unless such distributions are required by law.

6.4. Withholding. If applicable, the Company is authorized to withhold with respect to income allocable to any Member, or from distributions to any Member, and to pay over to any Federal, state, local or government any amounts required to be so withheld pursuant to the Code or any provisions of any other Federal, state or local law. All amounts withheld pursuant to the Code or any provision of any state, local, or

foreign tax law with respect to any income, payment, distribution, or allocation to any Member shall be treated as Tax Distributions.

6.5. Allocations of Profits and Losses. Profits and Losses and, to the extent required, individual items of income, gain, loss or deduction, shall be allocated in accordance with Exhibit B.

Liquidation

11.2. Winding Up. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board or any Person appointed by the Board (such Person is hereinafter referred to as the "Liquidator") shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of

the Company, shall either cause its assets to be sold to any Person or distributed to a Member, and if sold, as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 11.3 and Section 11.4. The Board or the Liquidator, as applicable, shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. All actions and decisions required to be taken or made by such Person(s) under this Agreement shall be taken or made only with the consent of all such Person(s).

11.3. Liquidation of Assets. The Board or the Liquidator, as applicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and business-like manner, and shall have the right to offer the business and the assets of the Company for sale, in whole or in part. Any offer for sale of the business or the assets of the Company pursuant to this Section 11.3 shall be on such terms and conditions as the Board or the Liquidator, as applicable, deems appropriate in order to maximize the proceeds of such sale. Any Member(s) shall be entitled to participate in the bidding for the business and the assets (or any part thereof). The proceeds of the liquidation of the Company's assets shall be distributed in the following priority:

11.3.1 first, to pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 3.3) or otherwise make adequate provision for or establish reserves for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Board or the Liquidator, as applicable, may reasonably determine); and

11.3.2 after all of the payments required by Section 11.3.1 have been made, any remaining assets of the Company shall be distributed to the holders of Units as follows:

(i) with respect to any Company property sold by the Board or the Liquidator, as

applicable, including to Members on an arm's length basis, any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of such Member in accordance with the terms of this Agreement;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;

(iii) after completion of the steps in Sections 11.3.2(i) and (ii), the remaining assets shall be distributed to the Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods. It is the intention of the Members that the allocations of Profits, Losses, and items of income, gain, loss and deduction provided for in Exhibit B will cause the Capital Account balance of each Member to equal the amount to be distributed to such Member pursuant to this Article XI hereof in connection with the liquidation and winding up of the Company. If, at any time after the commencement of the winding up of the affairs and business of the Company, the Board or the Liquidator, as applicable, reasonably determines that such intention will not be achieved, then, subject to any contrary requirement of Exhibit B, items of income, gain, loss and deduction (including gross items thereof) for the taxable year or prior or subsequent years during which assets of the Company are sold (and, to the extent permitted by the Regulations, previous taxable years) shall be allocated in such a manner so as to cause, to the maximum extent possible, such intention to be achieved; and

(iv) after completion of the steps in Sections 11.3.2(i), (ii), and (iii), the remaining assets shall be distributed to the Members, pro rata, in accordance with their respective Percentage Interests.

11.4. Distributions. All distributions in kind to the Members under this Article XI shall be made subject to the liability of such Member for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to such Member pursuant to this Section 11.4. In the event that an asset is distributed in kind, for purposes of maintaining Capital Accounts, the asset will be deemed to have been sold by the Company at its fair market value as determined in good faith by the Board or the Liquidator, as applicable, and any gain or loss, which would have been recognized on such deemed sale, shall be allocated to the Member as provided in this Agreement and such Member's Capital Accounts shall reflect such allocation. The distribution of cash and/or property to a Member in accordance with the provisions of Sections 11.3 and 11.4 is intended to constitute a complete return to the Member of his, her or its Capital Contributions and a complete distribution to such Member of his, her or its interest in all the Company's property. To the extent that a Member returns funds to the Company, it

has no claim against any other Member for those funds. No Member shall have the right to demand to receive property in kind in connection with any distribution by the Company.

11.5. Limitations on Payments Made in Dissolution. Each Member shall be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance. Notwithstanding that the assets of the Company remaining after payment of or due provision for all debts, liabilities, and obligations of the Company may be insufficient to return the Capital Contributions or share of Profits reflected in such Member's positive Capital Account balance, a Member shall have no recourse against the Company or any other Member.

7.3. Right of First Refusal. If at any time any Member obtains an unsolicited Bona Fide Offer for the purchase of all or any portion of such Member's Units, such Member (for purposes of this Section 7.3, the "Selling Member") shall give written notice thereof (the "Selling Member's Notice") to the Company, stating: (i) the identity of the proposed transferee and a description of the Units proposed to be transferred (the "Offered Units"); (ii) the value of the consideration to be received by the Selling Member therefor; and (iii) the other terms and conditions of such transaction, and the Selling Member will offer to sell the Offered Units to the Company and the Other Members (as hereinafter defined) in accordance with the terms of this Section 7.3 at the price and on the same terms and conditions as in the Selling Member's Notice.

7.3.1 Upon receipt of the Selling Member's Notice, the Company shall have thirty (30) days to determine whether the Company shall purchase all or a portion of the Offered Units. The offer to purchase the Offered Units shall be deemed rejected unless, within thirty (30) days after the receipt of the Selling Member's Notice, the Company gives the Selling Member a written notice of acceptance of the offer to sell all or a portion of the Offered Units.

7.3.2 If the Board determines that the Company shall purchase none or less than all of the Offered Units, the Company shall provide written notice to the other Members (the "Other Members") of its receipt of such Selling Member's Notice, including a copy thereof, and setting forth the portion of the Offered Units which shall be available for purchase by the Other Members. The Other Members who desire to purchase some or all of the available Offered Units shall provide a notice in writing to the Selling Member within thirty (30) days after the expiration of the period set forth in Section 7.3.1. If more than one Other Member desires to purchase all or a portion of the Offered Units, then such Other Members will have the right to purchase the Offered Units (or the portion thereof offered to the Other Members) in proportion to their respective Percentage Interests, or in such other proportion as they may mutually agree. The closing of a purchase and sale of Units pursuant this Section 7.3 shall take place at the principal office of the Company within sixty (60) days after such option shall have been duly exercised.

7.3.3 The Selling Member may sell, transfer or otherwise dispose of the Offered Units that are not so purchased by the Company or the Other Members to the proposed

transferee on the terms and conditions specified in the Selling Member's Notice for thirty (30) days following the expiration of the time periods during which the Company and the Other Members were entitled to accept the offer to purchase the Offered Units. If the Offered Units shall not be so sold or otherwise disposed of by the Selling Member during such thirty (30) day period, the Offered Units will again be subject to the restrictions of this Agreement. Any modification of the terms of an Offer as set forth in or attached to the Offer Notice shall constitute a new offer which shall again be subject to all of the requirements and procedures of this Section 7.3.

7.3.4 Rights of Transferees Pending the Exercise or Expiration of Option. If any Units shall be transferred in a transaction or by reason of an event which gives rise to an option exercisable by the Company to purchase such Units, the transferee thereof shall not be entitled to vote such Units or otherwise to exercise any of the rights of a registered holder thereof until the time shall have expired (i) for the exercise of such option or (ii) if such option shall be exercised, for the completion of settlement of such purchase.

7.4. Drag Along Right.

7.4.1 Notwithstanding any other provision of this Agreement to the contrary, the Members holding at least a majority of the issued and outstanding Units (the "Majority Holders") shall have the right (the "Drag Along Right"), exercisable by notice (the "Drag Along Notice") to the other Members ("Minority Members"), to require the Minority Members to sell all (but not less than all, unless the Majority Holders are selling less than all of the Majority Holder's Units, in which case the Minority Members will be obligated to sell only the same proportion of their Units as the Majority Holders are selling) of the Units owned by the Minority Members to the purchaser (who shall be bona fide and named in the Drag Along Notice, together with the terms and conditions of the Sale Transaction, which shall be arm's length), such Sale Transaction to take place contemporaneously with, and on the same terms and conditions of, the sale of the Units by the Majority Holders.

7.4.2 If the Majority Holders approve any Sale Transaction, pursuant to this Section 7.4, each Minority Member will be obligated to (i) vote for and raise no objections to the Sale Transaction, (ii) sell, exchange, redeem, agree to cancel or otherwise dispose of such securities or options, warrants or other rights on the terms and conditions approved by the Majority Holders if such transaction includes the sale, exchange, redemption, cancellation or other disposition of securities convertible into or exchangeable for Units, or options, warrants or other rights to purchase such Units, and (iii) take all other necessary or desirable actions, including, without limitation, providing access to documents and records of the Company, entering into an agreement reflecting the terms of such sale, surrendering certificated Units, if applicable, giving customary and reasonable representations and warranties as to title and authority of such Minority Member, joining on a pro-rata basis the indemnification obligations in accordance with the consideration received in such transaction and executing and delivering any certificates or other documents, reasonably requested by the Majority Holder to consummate such transaction. Any

Drag Along Notice may be rescinded by the Majority Holder at any time prior to the closing of such transaction by delivering written notice thereof to all of the Minority Members.

Convertible Promissory Notes

The security will convert into Common units and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $300,000.00
Maturity Date: June 24, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: $1,500,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells units resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into common units of the Company pursuant to Section 3(a)

immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common units at a price per security equal to the quotient of $5,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of convertible notes, you will have no voting rights. Even upon conversion, you will become a minority owner. As a minority holder of common units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution if their convertible notes are converted to equity by a conversion trigger. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece

of a larger company. This increase in number of shares outstanding could result from a Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into Units.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers distributions, and most early stage companies are unlikely to offer distributions, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $6.25
  Number of Securities Sold: 625,000
  Use of proceeds: R&D
  Date: January 01, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $2.77
  Number of Securities Sold: 27,765
  Use of proceeds: R&D
  Date: November 15, 2017
  Offering exemption relied upon: Rule 701

- **Name:** Membership Units

Type of security sold: Equity
Final amount sold: $1.35
Number of Securities Sold: 13,500
Use of proceeds: R&D
Date: January 01, 2019
Offering exemption relied upon: Rule 701

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $6.00
  Number of Securities Sold: 60,000
  Use of proceeds: R&D
  Date: January 01, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $1.35
  Number of Securities Sold: 13,500
  Use of proceeds: R&D
  Date: January 01, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $218.36
  Number of Securities Sold: 2,180,360
  Use of proceeds: R&D
  Date: January 01, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $0.28
  Number of Securities Sold: 2,860
  Use of proceeds: R&D
  Date: November 15, 2017
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Elevatr has been focused on research & development since inception and has only very recently begun to earn revenue.

In early 2017 monthly operating expenses and software development costs (R&D) were at their highest. Shortly thereafter measures were taken to drastically reduce operating expenses and the cost of R&D. An employee was let go thereby eliminating a salary expense. The company got rid of its office to save money on rent. The company stopped contracting software development with a costly freelancer and instead started working with an affordable development firm in Poland. These measures drastically reduced operating expenses and R&D costs from 2017 to 2018.

The company launched its first priced product in the Elevatr app in 2018 resulting in the company's first revenues. The company expects, after making a sunstantial investment in R&D following the startengine campaign, that revenues will increase steadily through 2020.

Historical results and cash flows:

Historical results and cash flows reflect the very early stage Elevatr has been in and the experimental nature of this new service. Recently Elevatr has begun to earn revenue from the sale of therapist consultations. Soon Elevatr hopes to increase sales volume and improve the profit margin significantly by introducing credit card payment as an alternative to charging clients iTunes, which carries a heavy fee. While we expect to increase revenues over the next two years we do not anticipate becoming cash flow positive in that time as we intend to continue investing capital in our technology and in growing the business. Thus, historical operating results will be somewhat representative of future results as we will continue with research & development in the immediate future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date Elevatr has relied on regular cash infusions from the founders. So Elevatr does not have any relevant cash reserves or lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These campaign funds are critical to the growth and continued operation of Elevatr as we have no other funds or capital resources available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campain will be critical to the viability of Elevatr as they will represent the entirety of our capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum target we will be able to operate for 1 year based on current payroll and research & development expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal we will be able to make substantial investment into our software while covering operating expenses including advertising, payroll for one full time employee, and miscellaneous expenses for 2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate a future capital raise in 2 years.

Indebtedness

- **Creditor:** Israel Zyskind
  Amount Owed: $15,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2019

Related Party Transactions

- **Name of Entity:** Israel Zyskind
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Israel made periodic cash injections to the company to sustain operations since the company's founding.
  Material Terms: Israel owns fully vested stock in DOCZ LLC.

- **Name of Entity:** Israel Zyskind
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2019, Zyskind advanced the Company $15,000 to pay various expenses associated with an offering under Regulation CF.
  Material Terms: These funds are repayable on demand and do not bear interest.

Valuation

Valuation Cap: $5,000,000.00

Valuation Cap Details: The valuation capped is based upon the current state of progress of the company. This is factoring in that the founding team has invested significant capital and time to arrive at this state and has demonstrated the company's ability to earn revenue, acquire customers at a reasonable cost, and make a positive impact of customers' lives and keep them long term.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  74.0%
  To market the offering via social media ads, podcasts, sponsored content / blogs, and email blasts

- *Company Employment*
  20.0%
  To pay founder for time marketing the offering and the app

If we raise the over allotment amount of $300,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*

40.0%
Payroll for employee and occasional intern for 1.5-2 years

- *Research & Development*
  30.0%
  Cross platform (React Native) implementation and major UX enhancements for peers and therapists.

- *Marketing*
  15.0%
  App Store Search Ads (most cost effective ad channel for Elevatr), social media ads (instagram and facebook have also shown good CAC for us), and some social media "micro influencer" campaigns

- *Working Capital*
  9.0%
  Cash reserves

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.elevatr.com (elevatr.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elevatr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DOCZ LLC

[See attached]

DOCZ LLC
d/b/a Elevatr
New York Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Docz LLC

TABLE OF CONTENTS



To the Members of
Docz LLC
Brooklyn, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Docz LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
February 25, 2019

DOCZ LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,374	$ 13,562
Total Current Assets	2,374	13,562
Non-Current Assets:		
Intangible assets, net	6,250	6,250
Total Non-Current Assets	6,250	6,250
TOTAL ASSETS	$ 8,624	$ 19,812
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 1,085	$ 11,000
Accrued expense	8,000	4,000
Total Current Liabilities	9,085	15,000
Members' Equity/(Deficit):	(461)	4,812
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$ 8,624	$ 19,812

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DOCZ LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 35	$ -
Costs of net revenues	(35)	-
Gross profit	-	-
Operating expenses:		
Research & development	59,239	102,968
Sales & marketing	16,639	26,804
General & administrative	13,875	36,380
Total operating expenses	89,753	166,152
Loss from operations	(89,753)	(166,152)
Other income/(expense):		
Interest expense	-	-
Total other income/(expense)	-	-
Provision for income taxes	-	-
Net loss	$ (89,753)	$ (166,152)

DOCZ LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
(UNAUDITED)
For the years ended December 31, 2018 and 2017

	Total Members' Equity/(Deficit)
Balance at January 1, 2017	$ (1,642)
Contributions	172,606
Net loss	(166,152)
Balance at December 31, 2017	$ 4,812
Contributions	84,480
Net loss	(89,753)
Balance at December 31, 2018	$ (461)

DOCZ LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (89,753)	$ (166,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Increase/(Decrease) in accounts payable	(9,915)	11,000
Increase/(Decrease) in accrued expense	4,000	1,500
Net Cash Used In Operating Activities	(95,668)	(153,652)
Cash Flows From Investing Activities		
Purchase of intangible assets	-	(6,250)
Net Cash Used In Investing Activities	-	(6,250)
Cash Flows From Financing Activities		
Contributions	84,480	172,606
Net Cash Provided By Financing Activities	84,480	172,606
Net Change In Cash	(11,188)	12,704
Cash at Beginning of Period	13,562	858
Cash at End of Period	$ 2,374	$ 13,562

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DOCZ LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Docz LLC (the "Company"), is a limited liability company organized March 21, 2014 under the laws of New York. The Company does business under the name Elevatr. The Company is an active, real-time, mobile community where one can find help and support from others going through a shared mental health experience like anxiety or depression.

As of December 31, 2018, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried no accounts receivables.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. As of December 31, 2018 and 2017, no property and equipment has been recorded.

Intangible Assets

The Company capitalizes costs of purchasing web domain and estimates an indeterminate useful life for its web domain. As a result, the Company does not record amortization expense on its web domain. As of each December 31, 2018 and 2017, $6,250 of web domain costs were capitalized. The Company evaluates the capitalized costs for impairment and concluded no impairment exists as of December 31, 2018 or 2017.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of Net Revenues

Costs of net revenues include the fees of consultants.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $59,239 and $102,968 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Related Party Transactions

A manager of the Company was owed $8,000 and $4,000 of unpaid salaries as of December 31, 2018 and 2017, respectively, which are included in accrued expenses on the balance sheets.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues, has sustained net losses of $89,753 and $166,152 during the years ended December 31, 2018 and 2017, respectively, has current liabilities in excess of current assets by $6,711 and $1,438 as of December 31, 2018 and 2017, respectively, and cash limited liquid resources with just $2,374 of available cash as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

The interests in the Company are represented by issued and outstanding units, which may be divided into one or more classes, series or subseries, having the designations, powers, rights, privileges, preferences, qualifications, limitations and restrictions set forth in the Company's operating agreement or as determined by the Board. Any such equity securities may be issued for cash, property, services,

satisfaction of existing obligations or such other type, form, and amount of consideration (including notes, other evidences of indebtedness or obligations of the person acquiring the interest, instrument or security, as the case may be) as the Company's board of directors may determine to be appropriate in its sole discretion. As of December 31, 2018 and 2017, there were 1,111,111 and 1,111,111 membership units issued and outstanding, respectively. In conjunction with the issuance of membership units, the Company's members contributed a total of $84,480 and $172,606 of capital to the Company in the years ended December 31, 2018 and 2017, respectively. As of each December 31, 2018 and 2017, 27,778 membership units were subject to vesting provisions that will be satisfied January 1, 2021.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Related Party Loan

During 2019, a related party to the Company advanced the Company $15,000 to pay various expenses associated with an offering under Regulation CF. These funds are repayable on demand and do not bear interest.

Membership Unit Issuances

In January 1, 2019, the Company issued 2,000,000 additional membership units to various employees and advisors. Four of these agreements, representing 495,200 membership units, are subject to vesting provisions where they vest prorata monthly over 24 months commencing January 1, 2019.

Approval of Convertible Note Issuances

In January 2019, the Company approved an offering of up to $400,000 of convertible notes.

Management

In January 2019, the Company approved increasing the number of member-manager's of the Company from 1 to 2, and appointed the additional manager.

Management's Evaluation

The Company has evaluated subsequent events through February 25, 2019, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Start Investing Raise Capital Sign In

Elevatr is pending **StartEngine Approval.**



PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $300K goal
Elevatr
Mobile app for depression and anxiety
Regulation Crowdfunding
Mobile
Accepting International Investment

Overview Team Terms Updates Comments Share

THE PROBLEM

We Are in a Mental Health Crisis

We founded Elevatr to improve mental health by eliminating the barriers between people with mental health issues and the people who can help them.

There are 60 million people in the US with some form of mental health issue, like depression or anxiety, and 60% of these people don't receive any treatment. That's over 36 million people in the US alone struggling without professional help. Why? Services are inconvenient and expensive, and focused on long term commitment. People feel ashamed and embarrassed, they're hesitant to make the leap to long term therapy, and yet many people's problems could be addressed in one or two sessions. When you combine those barriers it is no wonder that our existing mental health system has failed to meet the needs of most people.





THE SOLUTION

Elevatr has built technology to improve our mental health. Over the last two years we've invested our time, money, and expertise into developing the Elevatr app. We've found a way for people to get the help they want, when they want it, at a price they can afford. **Our app has helped thousands of people by providing them two critical things.**

The first is semi-anonymous peer support - emotional support from people with similar life experiences and issues.

The second feature of Elevatr is the most innovative solution...**Elevatr offers the most affordable and easy way to speak to a psychotherapist.** For as little as $5, a person can start an anonymous text or video chat with a psychotherapist for a brief consultation at any time. We match professionals with people who wanted to get to the next level without spending the time, money or hassle of sitting through a traditional hour-long therapy session. Elevatr counselors can answer questions and give advice, or help users move through an acute emotional crisis. The goal is to remove the barriers between people who need help and the professionals who can help them, and it works. This feature is Elevatr's first revenue generating product.

"We made it so easy to find help that people can do it spontaneously, without having to muster the immense time, money, and energy it took in the past."

- Aaron Rozzi, Cofounder & COO at Elevatr





THE MARKET

Most new tech products and services for mental health focus on one of three things; teletherapy, peer support, or self help. Self help apps provide tools for the user to do things like de-stress, cope with an addiction, or track personal health metrics. Peer support apps are basically social networking apps with features like support groups geared towards mental health. Teletherapy services have basically taken conventional talk therapy and put it on a mobile device which is a great step, but the cost and commitment is still quite high, typically in the range of $200/month for services like TalkSpace and BetterHelp.

Elevatr is doing something different. By Bridging the gap between peer support and full blown teletherapy we've removed the economic barriers preventing people from getting help. Elevatr lets therapists earn income helping people in brief, impromptu, and anonymous interactions. Many psychotherapists are trained in techniques clinically proven to help in brief doses and now Elevatr makes it economically feasible.

Studies have shown that rates of depression and anxiety disorders are increasing, especially among youth.

There are various theories as to what's causing this trend, like the effects of mobile technology and social media or the effect of the great recession on children at the time. A consequence of this growth trend is that demand for mental health support has far outstripped supply and **there is a great segment of the demand** that isn't met at all due to a big gap in the supply - the gap between free resources and traditional treatments that Elevatr is filling.

One study showed that 62% of youth who experienced a major depressive episode received no treatment. Another study showed that 71.4 percent of psychiatric patients were favorable to using smartphones for mental health. People are ready and looking for technology based solutions to their mental health needs.

Competitive landscape

 





Expensive
Affordable
joyable*
talkspace
Ginger.io
lantern*
betterhelp
AbleTo
Traditional therapy
Subscription Scheduled

Source

OUR TRACTION

We've spent two years building and improving on the concept, and it is now bearing fruit! We have a **revenue generating app** that has helped thousands of people. Now we need to raise capital to make improvements based on what we've learned. We want to do it via equity crowdfunding so we can reach people who care about our mission and will help spread the word!

- Released 27 versions of the Elevatr iOS app
- 7,000 downloads, 30,000 App Store views, 165,000 impressions
- First revenues in 2018 from Elevatr's new therapist consultations!
- 2nd result in app store search for "anxiety support", 5th result in app store search for "depression support groups"

A small but active community of users

- 3k public peer discussions in Elevatr
- 80k private messages between Elevatr users
- 3,100 times Elevatr users thanked someone for helping them through a rough time
- Over 30,000 sessions
- 20,000 screen views per month

Their feedback speaks volumes...



Ann is feeling calm and wants to LiftUp
41s
This app has truly done its job today. The fact that total strangers could support me that much and give reasonable advice is thrilling.
ELEVATR

ELEVATR
VER. 1.7 TOPIC BASED SUPPORT CIRCLES RELEASED
VER. 1.6.2 THERAPIST TEXT CHATS INTRODUCED
VER. 1.5.3 THERAPIST VIDEO CHATS INTRODUCED
VER. 1.5 DISCUSSION FORUM ENHANCEMENTS
VER. 1.4 SUPPORT CIRCLES FIRST RELEASED
6K
5K
4K
3K
2K
1K

WHAT WE DO

Elevatr offers a foundation of support from peers and more advanced support from psychotherapists.

We take a two pronged approach to mental health support - emotional support is one component, and clinical guidance is the other. Emotional support can come from peers. But when someone needs more than emotional support they can connect with a therapist for a brief consultation. **The purpose of the consultation is to deal with an acute issue, typically an emotional crisis and/or some confusion over what the client can/should do to improve their situation.** They aren't receiving a diagnosis or treatment, but rather a brief solution focused interaction with no long-term commitments. Mobile technology makes this service feasible to deliver conveniently and at scale. This is a unique offering that solves a lot of the problems that prevented people from getting help in the past.

The Elevatr app's design

- **"Live Feed"** - topic-based public discussions categorized by need; #Advice requests, #Vent where users let it out, and #Liftup where users share something motivational.
- **"Support Circles"** - Elevatr's twist on support groups are topic based, user moderated, and they take place in group text chats with optional anonymized group video chats
- **"Therapists"** - where Elevatr's unique psychotherapist consultations take place
- **"Friends"** - where Elevatr users keep track of their supporters and private message each other
- **"Me"** - user's basic profile containing the information used to help connect with peers

We derived this layout from 2 years of trial and error. The end result is intuitive and an on-boarding tutorial for new users has greatly improved engagement.



Therapist Consultation
Most affordable way to text or video chat with licensed psychotherapists for quick consultations

Free Advice From Peers
Ask the community for advice and support on mental health topics and share your own experiences

Anonymous Video Chat
Check out Elevatr's cool and anonymous video chat for instant support when you need it

Support Groups
Get the help you need from others who best understand you

Mood Meter
Keep track of your emotional state so your circle can better support you

THE BUSINESS MODEL

Affordable, Convenient, Professional









More Affordable

Elevatr's text and video based therapist consultations offer the most affordable way to speak with a psychotherapist - a way for people to dip their toe in the water before taking a dive.

Anonymous / Pseudonymous

People can get help from peers and professionals without worrying about their friends or family knowing about it, and they still get to know each other by their pseudonymous identities in the Elevatr community.

Peers & Professionals in One Place

Comprehensive support experience ensuring people have emotional support and clinical advice with continuity.

More Convenient & Impromptu

On an impulse a person can get help in a few taps without the need for lengthy sign up processes, waits for an appointment, or long-term commitments which typically pose major barriers for many people.

HOW WE ARE DIFFERENT

Counseling Sessions Like No Other

Elevatr differs from the competition in how easy and affordable we make it to find support from therapists and peers. Here are some of the key features:

- **Therapist consultations** are quick, anonymous, and affordable, and therapists are provided Elevatr's own consultation guide
- **Anonymized** video chat in peer support groups and therapist consultations
- **Pseudonymous** (screen names / aliases) allays anxiety over opening up
- **Topic-based user profiles** connect people and therapists relevantly
- **Peer-based** suicide risk recognition helps ensure people at risk are directed to suicide prevention resources (National Suicide Prevention Lifeline, and Crisis Text Line)
- **Mood meter** helps users understand how others are feeling




8:00 PM
GreenEnvy



OUR TEAM

What Makes Us Special

Elevatr's dream team includes 5 amazing people with plenty of sexy acronyms behind their names and the perfect combination of skills to grow this company from the ground up. The founder and CEO, Dr. Israel Zyskind, MD FAAP, brings years of healthcare and entrepreneurship experience along with a vision for technology that improves his patients' lives. Cofounder and COO, Aaron Rozzi, MBA, brings expertise in technology and business gained through years of engineering and business consulting for startups. Elevatr's Chief Mental Health Officer, Professor Jonathan B. Singer, PHD LCSW, is a respected figure in the world of social work and suicide prevention, he is an associate professor at Loyola University Chicago's School of Social Work, and he was recently elected president of the American Association of Suicidology. His doctoral research focused on the relationship between technology and mental health. Advisor Elana Premack Sandler, LCSW MPH, brings valuable insight from her experience as a therapist, blogger at Psychology Today, and consultant at the National Suicide Prevention Resource Center. Advisor Josh Rivedal is a writer, actor, and public speaker, traveling the world to speak at colleges about mental health.














Chief Executive Officer
Israel Zyskind, MD FAAP

Chief Operating Officer
Aaron Rozzi, MBA

Mental Health & Counseling
Advisor
Jonathan Singer, PHD LCSW

Advisors
Elana Premack Sandler,
LCSW MPH
& Josh Rivedal

WHY INVEST

Join the Movement

Now that we've found what works, we want to scale it up. This requires further investment in our technology and our team. We need the resources to put the Elevatr app on Android and build a web interface, to improve the user experience and flow of the app, and to make sure that everyone who needs Elevatr knows about it.

"With the help of your investment we're going to transform the lives of millions of people living with stress, depression, and anxiety."

-Israel Zyskind, M.D., Chief Executive Officer at Elevatr




April 2016
docz
Dr. Zyskind launches the Docz app
Docz was an iOS app for new parents to give each other advice about raising children.
July 2016
Docz pivots from pediatrics to mental health
Israel was encouraged to use the Docz app for mental health peer support. So he tweaked the app features to the new topic.
January 2017
Aaron joins Docz as COO
Israel brought Aaron onboard to work full time managing day to day operations, product development, marketing, and finance.
July 2017
Docz renamed to Elevatr
November 2017
Elevatr breaks 1k downloads
November 2018
$
First Sales
First user purchases of Elevatr's therapist consultation feature
January 2019
Elevatr reaches 6k downloads
on the Apple iOS App Store
June 2019
Elevatr reaches 7k downloads
on the Apple iOS App Store
August 2019
Launched on StartEngine
Now YOU can own a part of our company!
January 2020
Release on Android (ANTICIPATED)
After closing the StartEngine raise Elevatr will begin work on a Javascript type code base so that the app can run on iOS, Android, and web. In this release we will also implement major improvements.
July 2020
Elevatr reaches 30k downloads (ANTICIPATED)
on iOS and Android

Meet Our Team







Israel Zyskind

Chief Executive Officer

Israel Zyskind is a Pediatrician in private practice in New York City. Israel's primay job is outside employment and devotes 20% of his time to Elevatr. He went to Brooklyn College of the City University of New York and graduated from the Albert Einstein College of Medicine of Yeshiva University. He completed his pediatric residency at North Shore-LIJ Health System. Dr. Zyskind hopes that Elevatr will provide the ability for those struggling with mental health issues to support one another and help each other conquer the struggle.

Aaron Rozzi

Chief Operating Officer

Aaron has a bachelors in computer graphics technology from Purdue University and an MBA from NYU Stern focused on entrepreneurship. Aaron worked for 5 years as an aerospace engineer before focusing on entrepreneurship as a consultant and advisor. Aaron's primary job is outside employment and devotes 20% of his time to Elevatr.







Jonathan Singer

Mental Health and
Counseling Advisor

Jonathan B. Singer, Ph.D., LCSW is an associate professor of social work at Loyola University Chicago and the founder, president elect of The American Association of Suicidology, and host of the award winning Social Work Podcast. Jonathan has 45 publications, including the 2015 book, Suicide in Schools: A Practitioner's Guide to Multi-level Prevention, Assessment, Intervention, and Postvention. Jonathan has given over 100 presentations to youth, parents, and professionals on issues of culture, community, suicide, and mental health. Jonathan served on the American Association of Suicidology task forces that developed the Recognizing and Responding to Suicide Risk training and School Suicide Prevention Accreditation

*Prevention Accreditation
Program, and is a consultant for
the American Foundation for
Suicide Prevention After a
Suicide: A Toolkit for Schools.
Jonathan is a graduate of
Earlham College, University of
Texas - Austin, and the
University of Pittsburgh. He is
the proud father of three mostly
adorable kids.*



Offering Summary

Company	:	DOCZ LLC
Corporate Address	:	3411 Avenue L, Brooklyn, NY 11210
Offering Minimum	:	$10,000.00
Offering Maximum	:	$300,000.00
Minimum Investment Amount (per investor)	:	$150.00

Terms

Offering Type	:	Convertible Promissory Notes
Type of Equity Converted Into	:	Common Units
Conversion Trigger	:	$1,000,000.00
Maturity Date	:	June 14, 2021
Valuation Cap	:	$5,000,000.00
Discount Rate	:	20.0%
Annual Interest Rate*	:	8.0%

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Units in DOCZ LLC. The amount of Common Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $5,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 8.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

The 10% Bonus for StartEngine Shareholders

DOCZ LLC will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investments on StartEngine are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

As a startup founder and a professor I see a ton of stress every single day

whether it's from my students or from my fellow entrepreneurs.

The major issue with conventional therapy is scheduling and pricing.

It's too expensive and it's hard to get in.

Elevatr gives us the opportunity to help ourselves in multiple ways,

where we also have the ability to form solidarity groups and talk to people that are maybe going through the same things as ourselves.

For people living with depression, anxiety, or overwhelming amounts of stress Elevatr instantly and affordably connects users to licensed clinical psychotherapists and support groups full of people who are going through the same experiences.

Over the past ten years of medical practice I've always found it so frustrating how so many of my patients affected my mental health couldn't find affordable care. To help these patients and millions more we started Elevatr to offer clinical advice, emotional support, convenience, and most important, affordability.

When Elevatr users need a quick consultation they can contact a therapist like me, instantly and anonymously. Clients maintain privacy as I help them through clinically proven methods ranging from cognitive behavioral therapy exercises to just giving professional advice.

Elevatr's modern support group features allow people to text, video conference anonymously, while connecting with peers who understand their mental health experiences.

Currently Elevatr makes money through a small percentage of the counseling fee that users pay therapists. Monthly subscriptions to access premium support group features will generate additional revenue. As will partnerships with organizations that provide Elevatr to doctors, med students, and veterans, who are at high risk to experience stress, burnout, and mental health issues.

Partnerships with medical schools, veteran non-profits, and corporate employee wellness programs, all bolster a strong business model for ELevatr, whose platform resonates with young professionals, who frequently use mobile apps and seek help for anxiety, depression, panic attacks, and ptsd.

As someone who lives with chronic pain, I deal with a lot of stress and anxiety. So at first I tried to build a community through social media, but I found that people were way too quick to offer a lot of commentary and not actual support. I couldn't always be open about these issues, because my family, friends, and coworkers could never understand what I was going through. But once a friend introduced me to Elevatr, which provides on-demand therapists and anonymous support groups I knew I found the answer.

While meeting the demands of today Elevatr will continue to transform the healthcare industry, making it even easier to help the tens of millions of people who live with mental illness.

Through word of mouth, app store search, social media influencer campaigns, and strategic partnerships with non-profits, Elevatr continues to grow. New investment will allow Elevatr to expand to Android devices, improve user experience, expand targeted advertising, and reach new markets.

When peer support isn't enough, and an expensive therapy session is too much, Elevatr is the only place you can get brief and affordable help from professionals. We are the first to bridge this gap.

With the help of your investment we're going to be transforming the lives of millions of people living with stress, depression, and anxiety.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of units will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u>

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF


$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on June 14, 2021 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells units resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into common units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000.00 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the

Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into common units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into common units at a price per security equal to the quotient of $5,000,000.00 divided by the aggregate number of outstanding units of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate

and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in

whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
DOCZ LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this "*Agreement*") is made and entered into as of January 1, 2017, by and among Docz LLC, a New York limited liability company (the "*Company*"), and each of the Persons listed on Exhibit A attached hereto (such Persons and their respective successors in interest being hereinafter referred to individually as a "*Member*" and collectively as the "*Members*").

RECITALS

WHEREAS, Articles of Organization of the Company were filed with the State of New York on March 21, 2014, to organize the Company as a New York limited liability company;

WHEREAS, the original members and Manager of the Company entered into a Limited Liability Company Operating Agreement as of March 1, 2016 (the "*Original Agreement*") setting forth their respective rights, obligations and duties with respect to the Company and its assets;

WHEREAS, Exhibit A to the Original Agreement did not set forth a correct listing of the Members, the number of Units owned by each Member or the Percentage Interest of each Member and this Agreement amends and restates the Original Agreement in its entirety to, amongst other things, correct the deficiencies in Exhibit A; and

WHEREAS, the Members and the Manager have agreed to enter into this Agreement in accordance with the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I – DEFINITIONS; CONSTRUCTION

1.1.   Definitions. When used in this Agreement the following terms shall have the meanings set forth below (all terms used in this Agreement that are not defined in this Section 1.1 shall have the meanings set forth elsewhere in this Agreement, including Exhibit B attached hereto and made a part hereof):

"*Act*" means the New York Limited Liability Company Law and any successor statute, as the same may be amended from time to time.

"*Affiliate*" of any Person means any individual, partnership, corporation, trust or other entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person. The term "*control*" or any

grammatical variations thereof as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights in such controlled corporation or limited liability company and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity. In the case of a partnership, the term "*Affiliate*" shall also include any limited or general partner of such partnership.

"*Agreement*" means this Amended and Restated Limited Liability Company Operating Agreement, including the Exhibits hereto, as the same may be amended, modified, supplemented, or restated from time to time.

"*Bankruptcy*" (and grammatical variations thereof) means, with respect to any Person: (a) the filing of an application by such Person for, or such Person's consent to, the appointment of a trustee, receiver, or custodian of its assets; (b) the entry of an order for relief with respect to such Person in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time (the "*Bankruptcy Code*"); (c) the making by such Person of a general assignment for the benefit of creditors; (d) the voluntary filing of a petition in accordance with the Bankruptcy Code; (e) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of such Person unless the proceedings and the trustee, receiver, or custodian appointed are dismissed within one hundred twenty (120) days; (f) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Person in a proceeding of the type described in sub-clauses (a) through (f) of this clause or (g) the failure by such Person generally to pay such Person's debts as the debts become due within the meaning of Section 303(h)(1) of the Bankruptcy Code, as determined by the Bankruptcy Court.

"*Bona Fide Offer*" means an arm's length written offer by an unrelated third party that is not an Affiliate of a Member to purchase part or all of a Member's Units on the terms specified therein.

"*Business Day*" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York, are authorized or required to be closed.

"*Capital Account*" means with respect to any Member the capital account that the Company establishes and maintains for such Member pursuant to Section 3.4 and Exhibit B herein.

"*Capital Contribution*" means the aggregate amount of cash and the Gross Asset Value (as defined in Exhibit B) of any property (other than money) contributed by each Member to the Company as provided in Section 3.1, offset by the amount of debt and other liabilities of such Member which the Company has assumed, or taken such property subject to, in connection with such contribution. In the case of a Member that acquires Units by an assignment or Transfer in accordance with the terms of this Agreement, "*Capital Contribution*" means the Capital Contribution of that Member's predecessor proportionate to the acquired Unit(s).

"*Cause*" shall mean a Manager's: (i) direct or indirect material breach or violation of this

Agreement, (ii) material breach of a Company policy that causes monetary or reputational damage to the Company; (iii) violation of a pertinent law or regulation that causes monetary or reputational damage to the Company; (iv) failure to follow any lawful, reasonable directive issued by the Board (as hereinafter defined), (v) material misconduct or gross negligence that causes monetary or reputational damage to the Company; (vi) conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing harm to the Company (whether or not for personal gain) or which otherwise impairs its goodwill; (vii) act of theft, fraud, embezzlement, extortion, blackmail, moral turpitude or similar conduct; or (viii) fraudulent or willful and material misrepresentations or concealments on any written reports submitted to the Company.

"*Certificate*" means the Articles of Organization of the Company originally filed with the State of New York, as the same may be amended and/or restated from time to time.

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement. A reference to a specific section (§) of the Code refers not only to such specific section but also to any corresponding provision of any Federal tax statute enacted after the date of this Agreement, as such specific section or corresponding provision is in effect on the date of application of the provisions of this Agreement containing such reference.

"*Liens*" shall mean any and all liens, encumbrances, security interests, mortgages, pledges, claims, options or restrictions of any kind whatsoever.

"*Manager*" means each Person who is elected to the Board of Managers of the Company (the "*Board*") in accordance with the terms of this Agreement.

"*Member*" means each Person who is a record holder or record owner of Units and (a) is identified as a Member on Exhibit A, has been admitted to the Company as a Member in accordance with this Agreement or is an assignee or transferee who has become a Member in accordance with Article VII, and (b) has not withdrawn, been removed or if other than an individual, dissolved.

"*Percentage Interest*" means, for each Member, the Member's ownership interest in the Company, calculated as a fraction, and expressed as a percentage, having as its numerator the Units owned by the Member at such time, and having as its denominator the aggregate issued and outstanding Units at such time. The Percentage Interests of the Members shall be adjusted upon the admission of a new Member, the withdrawal of a Member or any other event that alters the number of Units owned by any Member, or all of the Members in the aggregate.

"*Person*" means any natural person, individual, general partnership, limited partnership, limited liability company, limited liability partnership, corporation, trust, estate, real estate investment trust, association or other legal entity or organization.

"*Prime Rate*" means a varying rate per annum that is equal to the interest rate published by The Wall Street Journal from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"**_Profits_**" and "**_Losses_**" has the meaning set forth in <u>Exhibit B</u>.

"**_Sale Transaction_**" means a (i) sale of all, substantially all or part of the assets or Units and other Equity Securities (as hereinafter defined) of the Company to an unrelated Person or entity in one transaction or a series of similar transactions or (ii) a merger or consolidation of the Company with or into any unrelated Person, unless after the consummation of such transaction the Members hold a majority of the outstanding capital securities of the surviving entity.

"**_Transfer_**" means any and all types of transfers, including, but not limited to, any sale, assignment, conveyance, hypothecation, distribution, gift, or other disposition, or the pledge, mortgage, or grant of a security interest or Lien in, or other encumbrance, whether voluntary or by operation of law, directly or indirectly, of all or any portion of a Member's Units, other than in connection with a Sale Transaction.

"**_Units_**" means the units representing a Member's entire interest in the Company, including the Member's right to share in Profits and Losses, income, gains, losses, deductions, credits or similar items of, and to receive distributions (liquidating or otherwise) and allocations from, the Company pursuant to this Agreement, the right to vote or participate in the management of the Company to the extent herein provided or as specifically required by the Act, and the right to receive information concerning the business and affairs of the Company, as assigned to a Member under the terms of this Agreement as set forth on <u>Exhibit A</u>, as amended from time to time.

1.2. <u>Rules of Construction</u>. The following rules of construction shall apply to this Agreement:

1.2.1 The titles of the Articles and Sections herein have been inserted as a matter of convenience and reference only and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

1.2.2 All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders and the singular shall include the plural and vice versa, as the context may require.

1.2.3 The term "including" shall in all cases be interpreted as "including, but not limited to."

1.2.4 Each provision of this Agreement shall be considered severable from the rest, and if any provision of this Agreement or its application to any Person or circumstances shall be held invalid or contrary to any existing or future law or unenforceable to any extent, the remainder of this Agreement and the application of any other provision to any Person or circumstances shall not be affected thereby and shall be interpreted and enforced to the greatest extent permitted by law so as to give effect to the original intent of the parties hereto.

1.2.5 Unless the context clearly requires otherwise, words such as "hereof," "herein," "hereunder" and similar terms shall refer to this entire Agreement (including exhibits hereto) and not to a particular Section or provision, references to particular Sections shall refer to the Sections of this Agreement, and this Agreement shall not be construed against the drafter of

this Agreement.

ARTICLE II – ORGANIZATIONAL MATTERS

2.1.   Formation. Pursuant to the Act, the Members have formed a New York limited liability company under the laws of the State of New York through the filing of the Certificate with the State of New York. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2.   Name and Qualification. The name of the Company shall be "Docz LLC". The business and affairs of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board may deem appropriate or advisable. Any authorized officer shall file any fictitious name certificates and similar filings and any amendments thereto, that the Board deems appropriate or advisable. In addition to the Certificate, an authorized officer shall prepare and file in each jurisdiction where such filing is appropriate such additional documents and perform such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification and operation of a limited liability company in each jurisdiction in which the Company shall conduct business.

2.3.   Term. The existence of the Company commenced on the date of the filing of the Certificate with the State of New York, and shall continue until the Company is dissolved in accordance with the provisions of this Agreement and the Certificate is cancelled in accordance with the Act.

2.4.   Registered Office; Principal Place of Business; Other Offices. The Company's registered office shall be One Commerce Plaza, 99 Washington Avenue, Albany, New York 12231. The name of the registered agent in the State of New York at such address is the Secretary of State of the State of New York. The initial principal place of business of the Company shall be at 404 Fifth Avenue, New York, New York 10018, or at such other place as the Board may designate from time to time, which need not be in the State of New York. The Company may have such other offices as the Board may designate from time to time.

2.5.   Title to Property. All real and personal property owned by the Company, including, but not limited to, all real and personal property (tangible and intangible) which may be contributed by the Members to the Company from time to time, shall be owned by the Company as an entity, and no Member shall have any ownership interest in such property in such Member's individual name or right. The Company shall hold all of its real and personal property in the name of the Company and not in the name of any Member.

2.6.   No State Law Partnership. The Members intend that the Company be taxed as a partnership for federal, and to the extent permissible, state tax purposes. The Members intend that the Company not be a partnership or joint venture for any purpose other than federal and state tax purposes, and this Agreement shall not be construed to suggest otherwise.

2.7.   Purpose and Powers. The character and purpose for which the Company is

formed, in general, is to engage in any lawful act or business activity for which limited liability companies may be formed under the Act and to enter into any contracts or commitments, assume any obligations, execute any documents and do any and all other acts and things which may be necessary, incidental or convenient to carry on the Company's business as contemplated by this Agreement.

ARTICLE III – CAPITAL CONTRIBUTIONS

3.1.   Capital Contributions.

3.1.1   Each of the Members has contributed as of the date hereof such Member's Capital Contribution to the Company.

3.1.2   Except as specifically agreed to in writing by a Member, a Member shall not be required to make any additional Capital Contributions to the Company, or be obligated or required under any circumstances to restore any negative balance in such Member's Capital Account, whether upon the liquidation of the Company or otherwise.

3.2.   Return of Contributions. A Member is not entitled to the return of any part of the Member's Capital Contribution, or to be paid interest in respect of the Member's Capital Account or Capital Contribution. An un-repaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

3.3.   Advances by Members. If the Company does not have sufficient cash to pay its obligations, a Member may agree, with the consent of the Board, to advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 3.3 constitutes a loan from the Member to the Company, is not a Capital Contribution and shall not be credited to the Member's Capital Account. Unless otherwise agreed in writing by the Member making an advance and the Board, all advances described in this Section 3.3 shall bear interest at the Prime Rate from the date of the advance until the date of payment.

3.4.   Capital Accounts. The Company shall maintain an individual Capital Account for each Member in accordance with the provisions of Section B.2 of Exhibit B.

3.5.   No Withdrawal. No Member shall have the right to withdraw such Member's Capital Contributions or to demand and receive property of the Company or any distribution in return for such Member's Capital Contributions, except as may be specifically provided in this Agreement or required by the Act.

ARTICLE IV – ISSUANCE OF UNITS; MEMBERS

4.1.   Authorization and Issuance of Units.

4.1.1   Authorized Units. The aggregate equity in the Company shall be divided into such number and class of Units, or other form of equity, including, but not limited to, common or preferred Units, rights, profit units, options, warrants exercisable for, or convertible into, Units, or other securities or instruments of any type or class whatsoever, (collectively, the

"*Equity Securities*"), including fractional interests, as may be issued and outstanding from time to time by the Board in its sole discretion, upon the affirmative vote of the Board. Any such Equity Securities may be issued for cash, property, services, satisfaction of existing obligations or such other type, form, and amount of consideration (including notes, other evidences of indebtedness or obligations of the Person acquiring the interest, instrument or security, as the case may be) as the Board may determine to be appropriate in its sole discretion. Any such issuance may be made by the Company by setting forth either in an amendment or an addendum to this Agreement, the relative rights, obligations, duties, and preferences of each new class or series of Units created and reflecting all necessary adjustments. A copy of this Agreement as so amended, or the addendum as so adopted, as the case may be, shall be provided to each Member upon written request therefor. All filings necessary to be made under the Act or applicable law in connection with the creation of such interests shall be made by an authorized officer.

4.1.2   Issuance. As of the date hereof, each Member owns the number of Units set forth next to his, her or its name on Exhibit A. The name, residence, business or mailing address and Percentage Interest of each Member are also set forth on Exhibit A.

4.2.   Issuance of Additional Units. The Board may, from time to time, cause the Company to issue additional Units to new or existing Members in exchange for such Capital Contributions as the Board may determine. A Person shall be admitted as a new Member at such time as such Person makes the Capital Contribution required by the Board, executes and delivers a counterpart copy of this Agreement and satisfies such other conditions as may be required by the Board. In connection with the issuance of such additional Units, the Board shall cause Exhibit A to be amended to reflect the issuance of such additional Units, the admission of any additional Members and the adjustment of the Percentage Interests of all the Members. Persons who are subsequently admitted as Members shall execute this Agreement either by counterpart or amendment. When any Person is admitted as a Member or ceases to be a Member, the Board shall prepare a revised version of Exhibit A and distribute it to all the Members.

4.3.   Record Holders of Units. The Company shall be entitled to treat the Person in whose name any Units of the Company stand on the books of the Company as the absolute owner thereof. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Units on the part of any other Person, whether or not the Company has express or other notice of any such claim.

4.4.   Evidence of Units. The Board shall decide whether the Units or other Equity Securities will be evidenced by certificates. The certificates, if any, shall be in such form as approved by the Board and shall be in compliance with all applicable laws. The holder of any certificate shall immediately notify the Company of any loss, destruction or mutilation of the certificate, and the Board may, in its sole discretion, cause a new certificate to be issued to such holder upon satisfactory proof of such loss or mutilation and, if the Board shall so determine, the deposit of a bond in such form and in such sum, and with such surety or sureties, as the holder may direct.

4.5.   Conflicts of Interest, Related Party Transactions and Other Activities. Any Member and any Affiliate of any such Member, and any of their respective directors, officers, members, partners, stockholders, employees, or controlling persons may engage in or possess an

interest in any business or activity, without any accountability to the Company or any other Member, and without obligation to offer such business opportunity to the Company or any other Member. No such Person shall be liable to the Company or any other Member for breach of any fiduciary or other duty, as a Member or otherwise, by reason of the fact that such Person acquires or pursues such opportunity or directs such opportunity to another person, except for any Member that agrees otherwise pursuant to a separate agreement with the Company or any other direct or indirect subsidiaries or Affiliates of the Company; *provided, however*, that nothing in this Section 4.5 or in such separate agreement shall be construed to relieve or excuse any Person from his, her or its obligations under Section 4.14 or any employment agreement, non-use, non-disclosure, non-compete, non-solicitation, covenant-not-to-compete or similar covenant in this Agreement or any other agreement between such Person and the Company.

4.6. <u>Limited Liability</u>. The Members, as such, shall not be personally liable for any debt, obligation or liability of the Company, whether such debt, obligation or liability arises in contract, tort or otherwise.

4.7. <u>Powers of Members</u>. Except as provided herein, a Member in his, her or its capacity as such shall not have the authority or power to act for or on behalf of the Company or otherwise bind the Company in any way.

4.8. <u>No Right of Partition</u>. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company and notwithstanding any provisions of applicable law to the contrary, each Member (and its successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to his, her or its Units, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

4.9. <u>No Appraisal Rights</u>. No Member shall be entitled to any appraisal rights with respect to such Member's Units, whether individually or as part of any class or group of Members, even in the event of a Sale Transaction or other transaction involving the Company, the Units or the Equity Securities of the Company unless such rights are expressly granted by the Members holding at least a majority of the issued and outstanding Units.

4.10. <u>No Dissenter's Rights</u>. No Member shall be entitled to exercise any dissenter rights with respect to such Member's Units or Equity Securities, whether individually or as part of any class or group of Members, in the event of a Sale Transaction or other transaction involving the Company, the assets of the Company, the Units or the Company's Equity Securities unless such rights are expressly granted by the Members holding at least a majority of the issued and outstanding Units.

4.11. <u>Voluntary Withdrawal</u>. A Member shall have the right or power to voluntarily withdraw from the Company without the express written consent of the Board. Upon a voluntary withdrawal of a Member from the Company, such Member shall cease to have any further right to or interest in distributions pursuant to Article VI and shall lose all rights to his, her or its Capital Account.

4.12.   Member Assurances. Each Member agrees to execute such further documents, instruments and agreements as the Board deems necessary to further effect and carry out the intentions and provisions of this Agreement.

4.13.   Agreements with Members. The Company may, upon approval by the Board in its sole discretion, enter into employment agreements, consulting agreements or other appropriate agreements with some or all of the Members providing for the provision of personal services to the Company; *provided, however*, that any agreement with a Manager must be approved by a majority the disinterested Managers and must be on terms and conditions no less favorable than the Company could have obtained from any third party providing such goods or services.

4.14.   Confidentiality. Each Member and Manager acknowledges that the nonpublic data and records maintained by the Company and its Affiliates pertaining to its or their business, including, without limitation, intellectual property, technical information, data and know-how, business and marketing plans and reports, design materials, documentation and information respecting customers and prospective customers, vendors, partners and employees, and financial information and data, (such nonpublic information is hereinafter referred to as "***Confidential Information***") are valuable and unique assets of the Company. Each Member and Manager agrees that he, she or it will not, without the written consent of the Board, disclose to any person, firm or corporation, or use for any purpose whatsoever, except in connection with and furtherance of the business of the Company, any Confidential Information, *provided* that no provision of this Agreement shall be construed as precluding the disclosure of Confidential Information if such disclosure is required by law or a court order. If disclosure of Confidential Information is required by law or court order, the affected Member or Manager shall give written notice to the Board prior to making such disclosure so that the Company may seek an appropriate protective order. If, failing the entry of a protective order, the affected Member or Manager is, in the opinion of its counsel, compelled to disclose any Confidential Information under pain of liability for contempt or other censure or penalty, such affected Member or Manager may disclose only that portion of such Confidential Information as is legally required without liability hereunder; *provided* that the affected Member or Manager agrees to exercise his, her or its reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information. Upon a withdrawal, removal or resignation, as applicable, such Member or Manager shall forthwith deliver to the Company immediately all Confidential Information and other property of the Company in his, her or its possession and will not make or retain copies of any thereof, except as may be required by applicable law or court order.

4.15.   Voting; Action by Members. With respect to all matters to be decided or voted on by the Members pursuant to the terms of this Agreement or the Act, each Member shall have one vote for each Unit held by such Member. All decisions of the Members must be approved by Members holding at least a majority of the issued and outstanding Units, unless a greater percentage is required by this Agreement or the Act.

4.16.   Meetings of Members.

4.16.1 General. An annual meeting of the Members for the transaction of such business as may properly come before the Members shall be held on such date and at such time as the Board shall fix and set forth in the notice of such annual meeting. Special meetings of the

Members for any proper purpose or purposes may be called at any time by the Board or Members holding at least a majority of the issued and outstanding Units. Only business within the purpose or purposes described in the notice of the special meeting may be conducted at a special meeting. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence, whether in person or by proxy, of Members holding at least a majority of the issued and outstanding Units shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the State of New York as shall be specified or fixed in the notice thereof.

4.16.2 <u>Notices</u>. Notice of a meeting of Members shall be given to the Members:

(i) Personally at least two (2) Business Days prior to the meeting;

(ii) By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company (notice pursuant to this paragraph shall be deemed to have been given when deposited in the United States mail five (5) Business Days prior to the meeting date or with the courier service at least three (3) Business Days prior to the meeting date); or

(iii) By facsimile transmission, e-mail or other electronic communication to the facsimile number or address for e-mail or other electronic communications supplied by a Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given when sent.

4.16.3 <u>Waiver of Notice</u>. A waiver of notice of a meeting signed by the Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

4.17. <u>Action by Consent or Remote Participation</u>.

4.17.1 <u>Action by Consent</u>. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting unless a greater percentage is required under this Agreement or by applicable law. The consents shall be in writing or in electronic form and shall be filed with the Board. Prompt notice of the taking of an action by less than unanimous consent of the Members, if such consent is permitted by this Agreement, shall be given to each Member entitled to vote thereon who has not consented thereto.

4.17.2 <u>Remote Participation</u>. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means,

including, without limitation, the Internet, shall constitute the presence of, or vote or action by, the Member.

ARTICLE V– MANAGEMENT OF THE COMPANY

5.1.   <u>Management</u>.   Except for any actions requiring or authorizing Member action described herein, all matters pertaining to the management of the Company, including the day-to-day management of the Company, shall be vested in the Board. Except as otherwise set forth herein, other than the Managers, no other Person is permitted or authorized to take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company, and no other Person shall have any right or authority to act for or bind the Company, unless such Person is an officer of the Company elected by the Board or otherwise authorized pursuant to a written employment agreement approved by the Board.

5.2.   <u>Composition</u>.

5.2.1   Each Member and Permitted Transferee (as hereinafter defined) agrees that he, she or it will take all actions necessary (including voting (or causing to be voted) all of the voting Equity Securities owned or held of record by him, her or it, calling special meetings of the Members and executing and delivering written consents) to ensure that the Board shall consist of at least one (1) individual, who initially shall be Israel Zyskind. The Board shall determine the size of the Board. Should any of the Managers decline such seat or other vacancy exists on the Board, a Manager shall be elected by the Members holding at least a majority of the issued and outstanding Units. A Manager shall hold office until his or her successor shall have been elected and qualified or until his or her death, resignation or removal as provided herein.

5.2.2   Each Member agrees to take all necessary action to cause the composition of the Board to remain in accordance with <u>Section 5.2.1</u> (including voting or causing to vote or acting by written consent with respect to all Equity Securities entitled to vote thereon or any other voting capital securities of the Company now or hereafter held by such Member or Permitted Transferee in favor of such persons) and to act for itself (if a member of the Board) or cause its designee (if any) on the Board to vote or act by written consent to cause the Board to be composed in accordance with <u>Section 5.2.1</u>.

5.2.3   <u>Resignation of Manager, Removal of Manager and Election of New Manager</u>. Any Manager appointed pursuant to this Agreement may resign at any time upon written notice given to the Board and the Members. A Manager may be removed by the Members holding at least a majority of the issued and outstanding Units only for Cause. Any vacancies created by the resignation, removal or death of a Manager shall be filled pursuant to Section 5.2.1.

5.2.4   <u>Management of Subsidiaries</u>. The Company shall take, and each of the Members and their Permitted Transferees agrees that he, she or it shall cause the Company to take, at any time and from time to time, all action necessary (including voting or causing to be voted all capital securities of the subsidiaries owned by the Company, calling special meetings and executing and delivering written consents) to ensure that the governing body of any subsidiary is identical to the Board (each a "***Sub Board***").

5.3.   <u>Officers; Delegation and Duties</u>. The Company may have such officers as shall be

necessary or desirable to conduct its business. The Board may appoint a Member, Manager or other Person to serve as an officer of the Company. The Board may assign titles to the officers it appoints. As of the date hereof, (i) Israel Zyskind shall be appointed to the office of the President and (ii) Efrem Epstein shall be appointed to the office of Chief Marketing Officer. Each officer shall devote a sufficient amount of time to enable him or her to satisfactorily fulfill his or her duties and responsibilities to the Company. Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board.

     5.4.   <u>Meetings</u>.

     5.4.1   Meetings of the Board shall be held at the principal office of the Company or at such other place as may be determined by the Board. Regular meetings of the Board shall be held on such dates and at such times as shall be determined by the Board. Special meetings of the Board may be called by any Manager on at least one (1) day prior written notice to the other Managers, which notice shall state the purpose or purposes for which such meeting is being called. A majority of the authorized number of Managers shall constitute a quorum for the transaction of business. Subject to the next sentence, the actions taken by the Board at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Manager as to whom it was improperly held signs a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. A Manager who attends a meeting without protesting prior thereto or at its commencement regarding the lack of notice provided to such Manager shall be deemed to have received notice of such meeting. Notwithstanding anything contained in this Agreement to the contrary, the actions by the Board may be taken by vote of the Board at a meeting of the Managers thereof or by written consent (without a meeting and without a vote) so long as such consent is provided to all Managers in advance of such action and is signed by all members of the Board. A meeting of the Board may be held by conference telephone or similar communications equipment by means of which all individuals participating in the meeting can be heard.

     5.4.2   Each Manager shall have one vote on all matters submitted to the Board (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). Unless otherwise specified in this Agreement or by law, the affirmative vote of a majority of the Managers shall be the act of the Board, and no act of the Board may be taken in a manner contrary to the foregoing.

     5.5.   <u>Reimbursement</u>. The Company shall reimburse a Manager for all reasonable and documented out-of-pocket expenses, fees, costs and disbursements incurred by the Manager in connection with his or her service on the Board or a Sub-Board.

     5.6.   <u>Limitation of Liability</u>. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under federal, state and local laws imposing liability on a Manager for the payment of taxes) for any action taken, or any failure to

take any action, unless the Manager's conduct constitutes self-dealing or willful misconduct. No amendment or repeal of this Section 5.6 shall apply to or have any effect on the liability or alleged liability of any Person who is or was a Manager for or with respect to any acts or omissions of the Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a New York limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section 5.6, this Section 5.6 shall be construed to provide for such greater protection.

ARTICLE VI – DISTRIBUTIONS AND ALLOCATIONS

6.1.   Distributions.

6.1.1   General Rule. Prior to the liquidation and winding up of the Company, if the Board determines, in its sole discretion, that the Company has cash in excess of the reasonable needs of the Company's business, after providing for reasonable reserves for working capital, debt service and future expenditures, the Board in its sole discretion, upon consent of a majority of the Managers, may authorize the Company to make distributions to the Members. All distributions made to the Members prior to the liquidation and winding up of the Company shall be made to the Members in proportion to their Percentage Interests.

6.1.2   Minimum Distribution. With respect to any taxable year of the Company in which Members are allocated taxable income for federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall, unless waived by the Board, distribute to the Members, within ninety (90) days after the close of that taxable year, no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) by each Member's highest applicable federal, state and local tax rate (each, a "*Tax Distribution*"). In the event the Company's income or gain is capital gain, then the amount distributed shall be the Company's capital gain multiplied by the Member's highest applicable federal, state and local capital gains rates. Such capital gains rates shall follow the federal characterization of the gain as short or long term capital gain. For purposes of the preceding sentences, the Company's taxable income and capital gains for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 6.1.2. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. The Tax Distribution made to a Member pursuant to this Section 6.1.2 shall be considered an advance of distributions otherwise required to be made to such Member, and, accordingly, shall be set off against the amount of such distributions subsequently to be made to such Member.

6.2.   Return of Distributions. Except for distributions made in violation of the Act or this Agreement, or as otherwise required by law, no Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company.

6.3.   Limitations on Distribution. Notwithstanding any provision to the contrary

contained in this Agreement, the Company shall not make a distribution to any Member on account of his, her or its Units in the Company (i) if the distribution would violate the Act or other applicable law, or (ii) if such distributions are prohibited by any contract to which the Company is a party or by which the Company is bound, unless such distributions are required by law.

6.4.   Withholding. If applicable, the Company is authorized to withhold with respect to income allocable to any Member, or from distributions to any Member, and to pay over to any Federal, state, local or government any amounts required to be so withheld pursuant to the Code or any provisions of any other Federal, state or local law. All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax law with respect to any income, payment, distribution, or allocation to any Member shall be treated as Tax Distributions.

6.5.   Allocations of Profits and Losses. Profits and Losses and, to the extent required, individual items of income, gain, loss or deduction, shall be allocated in accordance with Exhibit B.

ARTICLE VII – TRANSFER OF INTERESTS

7.1.   Restrictions on Transfer of Units. Unless approved by the Members holding at least a majority of the issued and outstanding Units, no Member shall sell, transfer or otherwise dispose of any Equity Securities held by such Member other than in compliance with this Article VII. Any Transfer or attempted Transfer by a Member in contravention of this Agreement shall be null and void and shall not bind or be recognized by the Company or any other party. In the event of any Transfer in contravention of this Agreement, (i) the purported transferee shall have no right to any Profits, Losses or distributions of the Company or any other rights of a Member; and (ii) both the purported transferor and the purported transferee, jointly and severally, shall indemnify and hold harmless the Company and the other Members from all costs, liabilities and damages (including, without limitation, tax liabilities, loss of tax benefits and reasonable attorney's fees and costs) arising directly or indirectly as a result of the attempted Transfer or efforts to enforce this Agreement.

7.2.   Permitted Transfers. Notwithstanding Section 7.1, and subject to the provision of this Article VII, Units may be transferred at any time, without the approval of the Members as follows (each a "*Permitted Transfer*"): (A) to a parent, spouse, child or grandchild of a Member, whether pursuant to the laws of descent or otherwise; (B) to a trust for the benefit of a Member's parent, spouse, child or grandchild, whether pursuant to the laws of descent or otherwise; (C) to the other Members of the Company; or (D) to an Affiliate of a Member.

7.3.   Right of First Refusal. If at any time any Member obtains an unsolicited Bona Fide Offer for the purchase of all or any portion of such Member's Units, such Member (for purposes of this Section 7.3, the "*Selling Member*") shall give written notice thereof (the "*Selling Member's Notice*") to the Company, stating: (i) the identity of the proposed transferee and a description of the Units proposed to be transferred (the "*Offered Units*"); (ii) the value of the consideration to be received by the Selling Member therefor; and (iii) the other terms and conditions of such transaction, and the Selling Member will offer to sell the Offered Units to the Company and the Other Members (as hereinafter defined) in accordance with the terms of this

Section 7.3 at the price and on the same terms and conditions as in the Selling Member's Notice.

7.3.1   Upon receipt of the Selling Member's Notice, the Company shall have thirty (30) days to determine whether the Company shall purchase all or a portion of the Offered Units. The offer to purchase the Offered Units shall be deemed rejected unless, within thirty (30) days after the receipt of the Selling Member's Notice, the Company gives the Selling Member a written notice of acceptance of the offer to sell all or a portion of the Offered Units.

7.3.2   If the Board determines that the Company shall purchase none or less than all of the Offered Units, the Company shall provide written notice to the other Members (the "*Other Members*") of its receipt of such Selling Member's Notice, including a copy thereof, and setting forth the portion of the Offered Units which shall be available for purchase by the Other Members. The Other Members who desire to purchase some or all of the available Offered Units shall provide a notice in writing to the Selling Member within thirty (30) days after the expiration of the period set forth in Section 7.3.1. If more than one Other Member desires to purchase all or a portion of the Offered Units, then such Other Members will have the right to purchase the Offered Units (or the portion thereof offered to the Other Members) in proportion to their respective Percentage Interests, or in such other proportion as they may mutually agree. The closing of a purchase and sale of Units pursuant this Section 7.3 shall take place at the principal office of the Company within sixty (60) days after such option shall have been duly exercised.

7.3.3   The Selling Member may sell, transfer or otherwise dispose of the Offered Units that are not so purchased by the Company or the Other Members to the proposed transferee on the terms and conditions specified in the Selling Member's Notice for thirty (30) days following the expiration of the time periods during which the Company and the Other Members were entitled to accept the offer to purchase the Offered Units. If the Offered Units shall not be so sold or otherwise disposed of by the Selling Member during such thirty (30) day period, the Offered Units will again be subject to the restrictions of this Agreement. Any modification of the terms of an Offer as set forth in or attached to the Offer Notice shall constitute a new offer which shall again be subject to all of the requirements and procedures of this Section 7.3.

7.3.4   <u>Rights of Transferees Pending the Exercise or Expiration of Option</u>. If any Units shall be transferred in a transaction or by reason of an event which gives rise to an option exercisable by the Company to purchase such Units, the transferee thereof shall not be entitled to vote such Units or otherwise to exercise any of the rights of a registered holder thereof until the time shall have expired (i) for the exercise of such option or (ii) if such option shall be exercised, for the completion of settlement of such purchase.

7.4.   <u>Drag Along Right</u>.

7.4.1   Notwithstanding any other provision of this Agreement to the contrary, the Members holding at least a majority of the issued and outstanding Units (the "*Majority Holders*") shall have the right (the "*Drag Along Right*"), exercisable by notice (the "*Drag Along Notice*") to the other Members ("*Minority Members*"), to require the Minority Members to sell all (but not less than all, unless the Majority Holders are selling less than all of the Majority Holder's Units, in which case the Minority Members will be obligated to sell only the same

proportion of their Units as the Majority Holders are selling) of the Units owned by the Minority Members to the purchaser (who shall be bona fide and named in the Drag Along Notice, together with the terms and conditions of the Sale Transaction, which shall be arm's length), such Sale Transaction to take place contemporaneously with, and on the same terms and conditions of, the sale of the Units by the Majority Holders.

        7.4.2   If the Majority Holders approve any Sale Transaction, pursuant to this Section 7.4, each Minority Member will be obligated to (i) vote for and raise no objections to the Sale Transaction, (ii) sell, exchange, redeem, agree to cancel or otherwise dispose of such securities or options, warrants or other rights on the terms and conditions approved by the Majority Holders if such transaction includes the sale, exchange, redemption, cancellation or other disposition of securities convertible into or exchangeable for Units, or options, warrants or other rights to purchase such Units, and (iii) take all other necessary or desirable actions, including, without limitation, providing access to documents and records of the Company, entering into an agreement reflecting the terms of such sale, surrendering certificated Units, if applicable, giving customary and reasonable representations and warranties as to title and authority of such Minority Member, joining on a pro-rata basis the indemnification obligations in accordance with the consideration received in such transaction and executing and delivering any certificates or other documents, reasonably requested by the Majority Holder to consummate such transaction. Any Drag Along Notice may be rescinded by the Majority Holder at any time prior to the closing of such transaction by delivering written notice thereof to all of the Minority Members.

        7.5.   <u>Commercially Reasonable Efforts to Relieve Selling Member of Obligation for Company Debt</u>. If the Company or any other Member shall purchase the Units of any Member pursuant to this Agreement, such purchaser(s) shall use their commercially reasonable efforts to cause to be terminated, on or before the date for settlement of such purchase, any contingent obligation of such Member (by guaranty, suretyship or otherwise) for indebtedness and other obligations of the Company.

        7.6.   <u>Failure to Offer or Transfer Units</u>. If any Person whose Units are subject to purchase hereunder does not assign and transfer such Units to the purchaser after receipt or tender of the purchase price, such tender and receipt will result in an immediate transfer of such Units to the purchaser, subject to the applicable requirements of Section 7.7.

        7.7.   <u>Conditions to Transfer</u>. In addition to the other requirements of this Agreement, no Member shall be entitled to transfer all or any part of such Member's Units unless all of the following conditions have been met: (a) the Company shall (at its option) have received an attorney's written opinion, in form and substance reasonably satisfactory to the Company, specifying the nature and circumstances of the proposed transfer, and stating that the proposed transfer will not violate of any of the registration provisions of the Securities Act of 1933, as amended, or any applicable state securities laws; (b) the Company shall have received from the transferee (and the transferee's spouse if such spouse will receive a community property interest in the Units) a written consent to be bound by all of the terms and conditions of this Agreement and the transferee executes such documents and instruments as the Board may reasonably request as necessary or appropriate to confirm such transferee as a Member in the Company and such transferee's agreement to be bound by the terms and conditions of this Agreement; (c) the

transfer will not result in the loss of any license or regulatory approval or exemption that has been obtained by the Company, or result in a default under or breach or termination of any contract to which the Company is a party, and in each case that is materially useful in the conduct of its business as then being conducted or proposed to be conducted; (d) the Company is reimbursed for all reasonable legal, filing, publication, accounting and all other expenses the Company incurs in connection with the admission of the transferee as a Member; (e) the Company shall have received a certificate signed by the selling Member certifying that the Units are being transferred free and clear of all Liens, and all other documents that counsel for the Company or the purchasing Member, as applicable, shall reasonably deem necessary or advisable in order to accomplish a complete transfer of the Units free and clear of Liens; and (f) a written release by the selling Member of all claims against the Company and the other Members in a form satisfactory to counsel for the other Members and the Company.

7.8.   Allocation With Respect to Transferor's Interest. Upon a Transfer of all or any part of a Member's Units in accordance with this Article VII, each item of Company income (or loss) and deduction allocable to such Units (aside from gains or loss from any sale or other disposition of a Company asset that is not in the ordinary course of business) may be prorated (as to the transferred Units) between the transferor and transferee on the basis of the number of days in the taxable year of the Company preceding (and including) and succeeding, respectively, the date as of which the instrument evidencing the Transfer is executed. Gain or loss from any sale or other disposition of a Company asset that is not in the ordinary course of business shall be allocated to the Persons who were Members at the time such gain or loss was recognized by the Company. Notwithstanding anything to the contrary, however, the allocations under this Section 7.8 may be varied for any transfer by agreement of the transferor and transferee, *provided* that such agreed upon allocation is permissible under Federal income tax law.

7.9.   Effect of Transfers and Admission of Transferee.

7.9.1   A Transfer by a Member or other Person shall not itself entitle the transferee to become a Member or exercise any rights of a Member.

7.9.2   A Transfer shall not otherwise eliminate the transferring Member's entitlement to any rights associated with the transferring Member's Units and shall not cause the transferring Member to be released from any liability to the Company solely as a result of the Transfer.

7.9.3   Notwithstanding the admission of a transferee as a Member, the transferor shall not be released from any obligations to the Company existing as of the date of the Transfer, but such admission shall cause a transferor that is a Member (A) to cease to be a Member with respect to the Units transferred when the transferee becomes a Member and (B) to be released from any obligations arising after the date of such Transfer solely with respect to the Units transferred.

7.9.4   When the transferee of a Unit becomes a Member in accordance with this Agreement, the transferee shall be entitled to all rights of the transferring Member under this Agreement with respect to the Units Transferred.

7.10.   Effective Date. Any Transfer and any related admission of a Person (other than an existing Member) as a Member in compliance with this Article VII shall be deemed effective on such date that the transferee or successor in interest complies with the requirements of this Agreement.

7.11.   Restrictions Continue After Transfer. After the effective date of any transfer of all or a portion of a Member's Units in accordance with this Agreement, the Units so transferred shall continue to be subject to the terms, provisions and conditions of this Agreement and any further transfers shall be required to comply with all of the terms, provisions and conditions of this Agreement. Any transferee of a Member's Units shall take such Units subject to the restrictions on transfer imposed by this Agreement.

ARTICLE VIII – INTENTIONALLY OMITTED

ARTICLE IX– INDEMNIFICATION

9.1.   No Member, Manager, employee, officer, any person who is or was serving at the request of the Company or a constituent company absorbed in a consolidation or merger, as a director, manager, or officer of another corporation, partnership, joint venture, trust or other enterprise or is or was serving at the Company's request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (each an "**Indemnitee**") shall be personally liable, responsible, accountable in monetary damages or otherwise to the Company, the Board or any Member for any act or failure to act or for any mistakes of judgment unless such Indemnitee has breached or failed to perform the duties of his, her or its office under the Act and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The provisions of the immediately preceding sentence shall not apply to (a) the responsibility or liability of an Indemnitee pursuant to any criminal statute or (b) the liability of an Indemnitee for the payment of taxes pursuant to federal, state or local law.

9.2.   Indemnification. To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless any Indemnitee who was or is a party (other than a party plaintiff suing on his or her own behalf), or who is threatened to be made such a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) arising out of, or in connection with, any actual or alleged act or omission or by reason of the fact that the Indemnitee is or was a Member, Manager, or officer of the Company, or is or was serving at the request of the Company as a manager, director or officer of any other entity, including, a domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with such action, suit or proceeding if the Indemnitee met the standard of conduct of (i) acting in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Company and (ii) with respect to any criminal proceeding, having no reasonable cause to believe the Indemnitee's conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that the Indemnitee did not act in good faith and in a manner that the Indemnitee reasonably believed to be in, or not opposed to, the best interests

of the Company and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

9.3.   <u>Advancing Expenses</u>. Expenses (including attorneys' fees) incurred by an Indemnitee in defending any action, suit or proceeding referred to in <u>Section 9.2</u> may be paid by the Company in advance of the final disposition of the action, claim, demand, suit or proceeding upon receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified by the Company as authorized in <u>Section 9.2</u>.

9.4.   <u>Nonexclusivity of Indemnification</u>. The indemnification and advancement of expenses provided by, or granted pursuant to, this <u>Article IX</u> shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any other provision of this Agreement, the Act, any statute or any insurance or other agreement with the Company, both as to actions in the Indemnitee's official capacity and as to actions in another capacity while holding that office. The Company may create and fund a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner (including by entering into agreements with its Indemnitees, employees and agents) its obligation to indemnify or advance expenses, whether arising under or pursuant to this <u>Article IX</u> or otherwise.

9.5.   <u>Modification</u>. The duties of the Company to indemnify and to advance expenses to an Indemnitee provided in this <u>Article IX</u> shall be in the nature of a contract between the Company and each such Indemnitee, and no amendment or repeal of any provision of this <u>Article IX</u>, the Act or any other applicable law, including, without limitation, the Act, and no amendment or termination of any trust or other fund created pursuant to <u>Section 9.4</u>, shall alter, to the detriment of such Indemnitee, the right of such Person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination unless such actions are prohibited by applicable law. Notwithstanding anything to the contrary herein, if any change or amendment to the Act or any other applicable law allows for broader indemnification rights than as are provided in this <u>Article IX</u>, this <u>Article IX</u> shall be deemed to be automatically modified without any further action by the Members or the Board to provide such broader indemnification rights to any Indemnitee. The indemnification and advancement of expenses provided by, or granted pursuant to, this <u>Article IX</u> shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an Indemnitee, employee or agent of the Company and shall inure to the benefit of the executors, administrators, heirs, successors and assigns of that Person.

ARTICLE X – BOOKS AND RECORDS; ACCOUNTING; EXPENSES; INSURANCE; TAX MATTERS

10.1.   <u>Books and Records</u>. At all times during the continuance of the Company, the Company shall maintain, either at its principal place of business or at its accountant's principal place of business, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company's business. Such books of account, together with (i) a certified copy of this Agreement, all amendments thereto and of the

Certificate, (ii) a current list of the full name and last known business or residence address each Member together with the contribution and share of the Profits and Losses of each Member, and (iii) copies of the Company's Federal, state and local tax or information returns and reports, if any, shall at all times be maintained at the principal place of business of the Company.

10.2.   Delivery of Books and Records to Members and Inspection.

10.2.1   Subject to such standards as may be established by the Members, upon the reasonable request of any Member for purposes reasonably related to the interest of that Person as a Member, the Board shall make available to the requesting Member the information required to be maintained pursuant to Section 10.1.

10.2.2   Subject to such standards as may be established by the Board, any request, inspection, or copying of information by a Member under this Section 10.2 may be made at such Member's expense by a Member or such Member's agent or attorney.

10.3.   Establishment of Reserves. The Board shall have the right to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company for any Fiscal Year as the Board may deem necessary or appropriate for that purpose.

10.4.   Financial Statements. The Board shall provide any Member with such financial statements of the Company as such Member may from time to time reasonably request; *provided* that the Company shall only be required to deliver any financial statements which it regularly maintains and it shall not be required to prepare any financial statement solely at the request of a Member. The financial statements of the Company shall be unaudited, unless the Board determines otherwise.

10.5.   Tax Returns. The Board shall cause to be prepared and filed with the appropriate authorities all necessary Federal and state income tax and information returns for the Company. The Board shall send or cause to be sent to each Member within a timely fashion after the end of each taxable year, or as soon as practicable thereafter, such information, including Schedules K-1, and corresponding forms for state and local tax purposes, as is necessary, to complete such Member's Federal and state income tax or information returns, and a copy of the Company's Federal, state, and local income tax or information returns for that year. Each Member shall furnish to the Company all pertinent information in his, her or its possession relating to Company operations that is necessary to enable the Company's tax returns to be prepared and filed.

10.6.   Member Tax Reporting. Each Member shall report for federal, state and local income tax purposes consistently with the relevant Schedules K-1 and corresponding state or local tax information provided to such Member by the Company.

10.7.   Other Filings. The Board shall cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules and regulations.

10.8.   Bank Accounts. The Board shall maintain the funds of the Company in one or

more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person. All withdrawals therefrom shall be made upon checks signed by any Person authorized to do so by the Board. The Company shall open and maintain from time to time such bank accounts as deemed advisable by the Board, *provided* that the appropriate resolutions for the authorization of such accounts, supplied by the bank with which such accounts are opened, are inserted into the books of the Company.

10.9.   Accounting Decisions and Reliance Upon Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Board. For both financial and tax reporting purposes, the books and records of the Company shall be kept on the method of accounting as elected by the Board, in consultation with the Company's tax advisors, applied in a consistent manner and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

10.10.   Payment of Expenses. The Company shall pay with the funds of the Company all fees, costs, disbursements and expenses incident to, and necessary for, the formation and organization of the Company.

10.11.   Insurance. The Company shall obtain insurance coverage of the type and amount that the officers of the Company may deem necessary, appropriate or desirable to protect the business interests of the Company.

10.12.   Tax Matters.

10.12.1   Tax Matters Partner. If the Company is subject to the consolidated audit procedures of Sections 6221 to 6234 of the Code, Israel Zyskind shall be the "*Tax Matters Partner*" of the Company pursuant to Section 6231(a)(7) of the Code. The Tax Matters Partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. The Tax Matters Partner shall inform each other Member of all significant matters that may come to its attention in its capacity as Tax Matters Partner by giving notice thereof as promptly as practicable after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The Company shall reimburse the Tax Matters Partner for any costs incurred representing the interests of the Members in respect of Company tax matters. The Board may remove the Tax Matters Partner and appoint another Person to act as the Tax Matters Partner.

10.12.2   Tax Elections. To the extent permitted by applicable tax law, the Board shall have the authority to cause the Company to make any tax elections on behalf of the Company as he deems necessary or appropriate, including, but not limited to:

(i)   adopting the calendar year as the Company's Fiscal Year;

(ii)   adopting such method of accounting as the Board may determine to be required or appropriate for the Company and to keep the Company's books and records consistent with such method; and

(iii)   making any other election the Company's tax advisors, may deem appropriate.

Neither the Company nor the Board shall make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

10.12.3   Code §754 Adjustments. The Board, in conjunction with the Company's tax advisors, may make a Code Section 754 election, to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required to be taken into account in determining Capital Accounts under Treas. Reg. Section 1.704-1(b)(2)(iv)(m)(2) or Treas. Reg. Section 1.704-1(b)(2)(iv)(m)(4) as the result of a distribution to a Member in complete liquidation of his, her or its Units. The amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be taken into account as part of Profits or Losses of the Company in the event Treas. Reg. Section 1.704-1(b)(2)(iv)(m)(2) applies, or specially allocated to the Member to whom such distribution was made in the event Treas. Reg. Section 1.704-1(b)(2)(iv)(m)(4) applies.

ARTICLE XI – DISSOLUTION AND WINDING UP

11.1.   Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs shall be wound up only upon the first to occur of the following (each a "**Dissolution Event**"):

(i)   the consent of the Members holding at least a majority of the issued and outstanding Units; or

(ii)   the entry of an order of judicial dissolution of the Company pursuant to the Act.

11.1.1 The death, dissolution, retirement, resignation, expulsion or bankruptcy of a Member or the occurrence of any other event that terminates the continued membership of a Member shall not cause a dissolution of the Company. The Members agree that they will take such actions as may be required to continue the Company in the event of the Bankruptcy or other dissociation of a Member, unless the remaining Members affirmatively elect to dissolve the Company in accordance with this Section 11.

11.1.2 The dissolution of the Company shall be effective on the day of the Dissolution Event, but the Company and this Agreement shall not terminate until the assets of the Company have been liquidated and/or distributed as provided herein.

11.2.   Winding Up. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors. The Board or any Person appointed by the Board (such Person is hereinafter referred to as the "**Liquidator**") shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of

the Company, shall either cause its assets to be sold to any Person or distributed to a Member, and if sold, as promptly as is consistent with obtaining the fair market value thereof, shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 11.3 and Section 11.4. The Board or the Liquidator, as applicable, shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. All actions and decisions required to be taken or made by such Person(s) under this Agreement shall be taken or made only with the consent of all such Person(s).

11.3. <u>Liquidation of Assets</u>. The Board or the Liquidator, as applicable, shall liquidate the assets of the Company as promptly as possible, but in an orderly and business-like manner, and shall have the right to offer the business and the assets of the Company for sale, in whole or in part. Any offer for sale of the business or the assets of the Company pursuant to this Section 11.3 shall be on such terms and conditions as the Board or the Liquidator, as applicable, deems appropriate in order to maximize the proceeds of such sale. Any Member(s) shall be entitled to participate in the bidding for the business and the assets (or any part thereof). The proceeds of the liquidation of the Company's assets shall be distributed in the following priority:

11.3.1 first, to pay, satisfy, or discharge from Company funds all of the debts, liabilities, and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 3.3) or otherwise make adequate provision for or establish reserves for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Board or the Liquidator, as applicable, may reasonably determine); and

11.3.2 after all of the payments required by Section 11.3.1 have been made, any remaining assets of the Company shall be distributed to the holders of Units as follows:

(i)   with respect to any Company property sold by the Board or the Liquidator, as applicable, including to Members on an arm's length basis, any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of such Member in accordance with the terms of this Agreement;

(ii)   with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;

(iii)   after completion of the steps in Sections 11.3.2(i) and (ii), the remaining assets shall be distributed to the Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods. It is the intention of the Members that the allocations of Profits, Losses, and items of income, gain, loss and deduction provided for in Exhibit B will cause the Capital Account balance of each Member to equal the amount to be distributed to such Member

pursuant to this Article XI hereof in connection with the liquidation and winding up of the Company. If, at any time after the commencement of the winding up of the affairs and business of the Company, the Board or the Liquidator, as applicable, reasonably determines that such intention will not be achieved, then, subject to any contrary requirement of Exhibit B, items of income, gain, loss and deduction (including gross items thereof) for the taxable year or prior or subsequent years during which assets of the Company are sold (and, to the extent permitted by the Regulations, previous taxable years) shall be allocated in such a manner so as to cause, to the maximum extent possible, such intention to be achieved; and

(iv)   after completion of the steps in Sections 11.3.2(i), (ii), and (iii), the remaining assets shall be distributed to the Members, *pro rata*, in accordance with their respective Percentage Interests.

11.4.   Distributions. All distributions in kind to the Members under this Article XI shall be made subject to the liability of such Member for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to such Member pursuant to this Section 11.4. In the event that an asset is distributed in kind, for purposes of maintaining Capital Accounts, the asset will be deemed to have been sold by the Company at its fair market value as determined in good faith by the Board or the Liquidator, as applicable, and any gain or loss, which would have been recognized on such deemed sale, shall be allocated to the Member as provided in this Agreement and such Member's Capital Accounts shall reflect such allocation. The distribution of cash and/or property to a Member in accordance with the provisions of Sections 11.3 and 11.4 is intended to constitute a complete return to the Member of his, her or its Capital Contributions and a complete distribution to such Member of his, her or its interest in all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds. No Member shall have the right to demand to receive property in kind in connection with any distribution by the Company.

11.5.   Limitations on Payments Made in Dissolution. Each Member shall be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance. Notwithstanding that the assets of the Company remaining after payment of or due provision for all debts, liabilities, and obligations of the Company may be insufficient to return the Capital Contributions or share of Profits reflected in such Member's positive Capital Account balance, a Member shall have no recourse against the Company or any other Member.

11.6.   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

11.7.   Final Accounting. As promptly as possible after dissolution and again after final liquidation, the Board or Liquidator, as applicable, shall cause a proper accounting to be made by

Company's accountants, of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

11.8. Articles of Dissolution. Upon completion of the winding up of the affairs of the Company, the Board or Liquidator, as applicable, shall cause to be filed in the office of, and on a form prescribed by, the Department of State of the State of New York, articles of dissolution as provided in the Act.

11.9. Termination. The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in Section 11.3 and the articles of dissolution are filed in accordance with Section 11.8.

11.10. No Action for Dissolution. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that directly causes a dissolution of the Company

11.11. Conversion to a Corporation. The Members acknowledge that the Company may need to convert into a corporation at some future date in order to facilitate a financing, a registered sale to the public of its securities, for tax purposes or for any other reason. Whether the Company is converted into a corporation, or pursuant to any other type of merger or reorganization, any conversion of the Company into a corporation shall be approved by the Board. Upon such approval, the Board shall have the power and authority, without any further vote or consent of the Members, to take all necessary action to incorporate the Company or take such other reasonable action that the Board in good faith deems advisable to convert to a corporation, including, without limitation, (a) dissolving the Company, creating one or more subsidiaries of the newly formed corporation and transferring to such subsidiaries any or all of the assets of the Company (including by merger), (b) causing the Members to exchange their Units for shares of the newly formed corporation, or (c) effecting the conversion of the Company into a corporation pursuant to applicable law. In connection with any such transaction, the Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications (as determined in good faith by the Board) required solely as a result of the conversion to corporate form. At the time of such conversion, the Members shall, and hereby agree to, take any and all actions reasonably necessary to effect such transaction, including, without limitation, entering into a stockholders' agreement and other similar agreements providing for, among other provisions, (i) the restrictions on Transfer set forth in this Agreement; provided that such restrictions shall not apply to (x) sales in the Company's first underwritten public offering of its securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (an "*IPO*"), (y) sales in accordance with Rule 144 under the Securities Act, or (z) to sales following the consummation of an Initial Public Offering, (ii) an agreement to vote all shares of capital stock held by them to elect the board of directors of the new corporation in accordance with this Agreement, and (iii) an arrangement to reflect the economic agreements among the Members reflected herein. Prior to consummating any such transaction, the Board shall approve the proposed forms of a certificate of incorporation, bylaws, stockholders' and other similar agreements and any other governing documents proposed to be established for such corporation and its subsidiaries, if any, all of which shall, as nearly as practicable (as reasonably

determined by the Board), reflect the rights and obligations of the Members under this Agreement and comparable agreements applicable to any subsidiary as of the date of such transaction.

ARTICLE XII – MISCELLANEOUS

12.1.   Complete Agreement. This Agreement and the Certificate constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members or any of them. No representation, statement, condition, or warranty not contained in this Agreement or the Certificate shall be binding on the Members or have any force or effect whatsoever. To the extent that any provision of the Certificate conflicts with any provision of this Agreement, the terms of the Certificate shall control.

12.2.   Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon and inure to the benefit of the Members, and their respective heirs, legal representatives, successors and assigns.

12.3.   Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective heirs, legal representatives, successors and assigns nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

12.4.   Additional Documents and Acts. Each Member agrees to execute and deliver, from time to time, such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out, and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

12.5.   Notices.

12.5.1 To Members. Any notice required to be given to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

(i)   By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given to the Member entitled thereto when deposited in the United States mail or with a courier service for delivery to that Member.

(ii)   By facsimile transmission, e-mail or other electronic communication to the Member's facsimile number or address for e-mail or other electronic communications supplied by the Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Member entitled thereto when sent.

12.5.2 To the Company. Any notice to the Company must be given to the

address set forth in <u>Section 2.4</u> hereof, or such other address as the Board may designate from time to time on behalf of the Company.

12.6.   <u>Amendments</u>. Any amendment to this Agreement shall be adopted and be effective as an amendment hereto only if approved in writing by the holders of at least a majority of the issued and outstanding Units. The Board may amend <u>Exhibit A</u> hereto at any time and from time to time to reflect the admission or withdrawal of any Member, or the change in any Member's Capital Contributions, or any changes in the Member's addresses, all as contemplated by this Agreement.

12.7.   <u>Multiple Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

12.8.   <u>Remedies Cumulative</u>. The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

12.9.   <u>Attorneys' Fees</u>. Except as otherwise provided herein, in any action, suit or proceeding brought to enforce the provisions of this Agreement, the parties shall bear their own costs and expenses (including attorneys' fees), except that the party determined by the applicable court of competent jurisdiction to be the prevailing party in such action, suit or proceeding shall be entitled to recover its cost and expenses (including attorneys' fees).

12.10.   <u>Investment Representation</u>. Each Member hereby represents to, and agrees with, the other Members and the Company that such Member is acquiring the Units for investment purposes for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Units. No other Person will have any direct or indirect beneficial interest in or right to the Units.

12.11.   <u>Governing Law</u>. This Agreement shall be governed and construed and the legal relationship of the parties determined in accordance with the laws of the State of New York applicable to contracts executed and to be performed solely in New York.

*   *   *   *   *

IN WITNESS WHEREOF, the Members have executed this Amended and Restated Limited Liability Company Operating Agreement, effective as of the date first written above.

COMPANY

DOCZ LLC

Signatures on file   By: _____
                          Name: Israel Zyskind
                          Title: Manager

MEMBERS

_____
Israel Zyskind

_____
Ajay Yadav

_____
Michelle Zimmerman

_____
Efrem Epstein

_____
Jonathan B. Singer

_____
Jeffrey Kranzler

IN WITNESS WHEREOF, the Members have executed this Amended and Restated Limited Liability Company Operating Agreement, effective as of the date first written above.

MEMBERS

_____
Elana Premark Sandler

_____
Joshua Rividal

_____
Elizabeth Galbut

_____
Aaron Rozzi

EXHIBIT A – AMENDED

Schedule of Members, Percentage Interests and Units

Dated as of January 1, 2019

Member	Percentage Interest	Units	Vesting
Israel Zyskind 3411 Avenue L Brooklyn, New York 11210	70.08%	2,180,360	Fully Vested

Member	Percentage Interest	Units	Vesting
Ajay Yadav	1.29%	40,000	Fully Vested

Member	Percentage Interest	Units	Vesting
Michelle Zimmerman	0.32%	10,000	Fully Vested

Member	Percentage Interest	Units	Vesting
Efrem Epstein	0.64%	19,792	Fully Vested

Member	Percentage Interest	Units	Vesting
Jonathan B. Singer	0.18%	7,600	Fully Vested
Jonathan B. Singer	1.81%	54,400	Such Units shall vest in 24 roughly equal monthly installments beginning on January 1, 2019, with all Units being vested on December 1, 2020. Any unvested Units shall be forfeited to the Company at such time that Mr. Singer ceases to be a Member of the Company.

Member	Percentage Interest	Units	Vesting
Jeffrey Kranzler	0.06%	2,000	Fully Vested

Member	Percentage Interest	Units	Vesting
Elana Premark Sandler	0.18%	7,600	Fully Vested
Elana Premark Sandler	0.25%	7,900	Such Units shall vest in 24 roughly equal monthly installments beginning on January 1, 2019, with all Units being vested on December 1, 2020. Any unvested Units shall be forfeited to the Company at such time that Ms. Sandler ceases to be a Member of the Company.

Member	Percentage Interest	Units	Vesting
Joshua Rividal	0.18%	7,600	Fully Vested
Joshua Rividal	0.25%	7,900	Such Units shall vest in 24 roughly equal monthly installments beginning on January 1, 2019, with all Units being vested on December 1, 2020. Any unvested Units shall be forfeited to the Company at such time that Mr. Rivedal ceases to be a Member of the Company.

Member	Percentage Interest	Units	Vesting
Elizabeth Galbut	0.07%	2,083	Fully Vested

Member	Percentage Interest	Units	Vesting
Aaron Rozzi	10%	311,098	Fully Vested
Aaron Rozzi	0.89%	27,778	The Units shall vest pursuant to row 1 of the Vesting Schedule below.
Aaron Rozzi	13.66%	425,000	Such Units shall vest in 24 roughly equal monthly installments beginning on January 1, 2019, with all Units being vested on December 1, 2021 in accordance with the second row of the Vesting Schedule below.

Vesting Schedule

Date	Number of Units Vested
Forty eight month anniversary of January 1, 2017	27,778
Every 1st day of the month starting at January 1, 2019 and ending January 1, 2021	17,708.3* per month

*If, on or before the second anniversary of the Grant Date, the Company has a Change of Control (as hereinafter defined), any unvested Units that are scheduled to vest on or before the twenty four month anniversary of the Grant Date, shall automatically vest upon the consummation of such Change in Control. For avoidance of doubt, the maximum number of Units that shall vest pursuant to this paragraph is 425,000. For purposes of this paragraph, "**Change of Control**" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock or unit acquisition, reorganization, merger or consolidation but excluding any sale of stock or units for capital raising purposes), other than by means of a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares or units in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the voting securities of the surviving or acquiring corporation or limited liability company outstanding immediately after such transaction or series of transactions; and (ii) a sale or other conveyance of all or substantially all of the assets of the Company, by means of a transaction or series of transactions.

Member	Percentage Interest	Units	Vesting
TOTALS	100.00%	3,111,111	

EXHIBIT B

Maintenance of Capital Accounts; Allocations of Profits and Losses

B.1.   Additional Definitions.

In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below:

"*Adjusted Capital Account*" shall mean, with respect to any Member, the balance in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments (i) increasing the Capital Account by any amounts that the Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) reducing the Capital Account by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"*Adjusted Capital Account Deficit*" means the deficit balance, if any, in a Member's Adjusted Capital Account. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Company Minimum Gain*" has the same meaning as "partnership minimum gain" set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"*Depreciation*" shall mean for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for Federal income tax purposes with respect to an asset for such Fiscal Year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such Fiscal Year, or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year, or other period, bears to such beginning adjusted tax basis; *provided, however*, that if the Federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, then Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board, and, *provided further*, if the Company uses the "remedial allocation method" as defined in Regulations Section 1.704-3(d) with respect to any asset, Depreciation for that asset shall be computed in accordance with Regulations Section 1.704-3(d)(2).

"*Excess Nonrecourse Liabilities*" has the same meaning as set forth in Regulations Section 1.752-3(a)(3).

"*Fiscal Year*" means the fiscal year of the Company for Federal income tax and financial reporting purposes, or any portion of such period for which the Company is required to allocate Profits, Losses, or other items of Company income, gain, loss, or deduction pursuant hereto. The Fiscal Year of the Company shall be January 1 through December 31.

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"***Gross Asset Value***" with respect to any asset shall mean the asset's adjusted basis for Federal income tax purposes, except as follows:

(1)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of the asset, at the time of contribution by the Member, as determined in good faith by the contributing Member and the Board.

(2)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Board, as of the following times:

(i)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution of capital or services;

(ii)   the distribution by the Company to a Member of more than a de minimis amount of money or other property as consideration for an interest in the Company; and

(iii)   the liquidation of the Company for federal income tax purposes within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

except that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(3)   The Gross Asset Value of any Company asset distributed to any Member shall be equal to the fair market value of such asset, on the date of distribution, as determined in good faith by the Board.

(4)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section B.2 hereof, except that Gross Asset Values shall not be adjusted pursuant to this paragraph (4) to the extent the Board determines that an adjustment pursuant to paragraph (2) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (4).

(5)   If the Gross Asset Value of an asset has been determined pursuant to paragraphs (1), (2), or (4), that Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to that asset for purposes of computing Profits and Losses.

"***Member Nonrecourse Debt***" has the same meaning as "partner nonrecourse debt" set forth in Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

"**Member Nonrecourse Debt Minimum Gain**" shall have the same meaning as "partner nonrecourse debt minimum gain" set forth in Regulations Section 1.704-2(i) and shall be determined in accordance with the principles of that Section.

"**Member Nonrecourse Deductions**" has the same meaning as "partner nonrecourse deductions" set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"**Nonrecourse Deductions**" are deductions having the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"**Profits and Losses**" shall mean for each taxable year or other period, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(1) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be added to such taxable income or loss.

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or that are treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv) and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be subtracted from such taxable income or loss.

(3) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2), (3) or (4) of the definition of Gross Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses.

(4) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value.

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, or other period, computed in accordance with the definition of Depreciation under this Agreement.

(6) Notwithstanding the above, any items that are specially allocated pursuant to Sections B.5 or B.6 shall not be taken into account in computing Profits and Losses.

"**Regulations**," "**Treasury Regulations**" or "**Treas. Regs.**" means the Federal income tax regulations, including temporary regulations, promulgated under the Code, currently

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in force from time to time, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations) that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code. If a word or phrase is defined in this Agreement by cross-referencing the Regulations, then to the extent the context of this Agreement and the Regulations require, the term "Member" shall be substituted in the Regulations for the term "partner", the term "Company" shall be substituted in the Regulations for the term "partnership," and other similar conforming changes shall be deemed to have been made for purposes of applying the Regulations.

      B.2.   <u>Preparation and Maintenance of Capital Accounts</u>.

      (a)   The Capital Account for each Member shall:

      (1)   be increased by (i) the amount of money contributed by that Member to the Company, (ii) the Gross Asset Value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Regulations Section 1.704-1(b)(2)(iv)(g), and

      (2)   be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the Gross Asset Value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations of Losses and any other Company loss and deduction (or items thereof), including loss and deduction described in Regulations Section 1.704-1(b)(2)(iv)(g).

      (b)   The Members' Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Regulations Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Regulations Sections 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Regulations Section 1.704-1(b)(2)(iv)(g). On the Transfer of all or part of a Member's Units, the Capital Account of the transferor that is attributable to the transferred Units or part thereof shall carry over to the transferee Member in accordance with the provisions of Regulations Section 1.704-1(b)(2)(iv)(1).

      (c)   No Member shall be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account.

      (d)   An assumption of a Member's unsecured liability by the Company shall be treated as a distribution of cash to the Member. An assumption of the Company's unsecured liability by a Member shall be treated as a cash contribution to the Company. For this purpose, the assumption of a secured liability in excess of the fair market value of the secured property

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shall be treated as the assumption of an unsecured liability to the extent of that excess.

B.3.   Allocation of Profits. Subject to the allocations in Section B.5 below, Profits and, to the extent necessary, individual items of income or gain, for any Fiscal Year shall be allocated to the Members in proportion to their respective Percentage Interest.

B.4.   Allocation of Losses. Subject to the allocations in Section B.5 below, Losses and, to the extent necessary, individual items of loss or deduction, for any Fiscal Year shall be allocated to the Members in proportion to their respective Percentage Interest.

B.5.   Regulatory Allocations.

Notwithstanding any other provision in this Exhibit B, the following special allocations shall be made in the following order:

(a)   Limitation on Allocation of Losses.   No Losses shall be allocated to a Member under Section B.4 above to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit at the end of any Taxable Year. Losses that would have been allocated to a Member but for the preceding sentence shall be allocated (1) first, to Members with positive balances in their Adjusted Capital Accounts, in proportion to and to the extent thereof, and (2) thereafter, among the Members in accordance with their respective interests in the Company, in accordance with Regulations Section 1.704-1(b)(3).

(b)   Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. §1.704-2(f), and notwithstanding any other provision of this Section B.5, if there is a net decrease in Company Minimum Gain during a Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and subsequent Fiscal Years, if necessary) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treas. Reg. §1.704-2(g). The items to be so allocated shall be determined in accordance with Treas. Reg. §1.704-2(f)(6) and 1.704-2(j)(2). This Section B.5(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(c)   Member Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. §1.704-2(i)(4), and notwithstanding any other provision of this Section B.5 if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during a Fiscal Year, each Member which has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. §1.704-2(i)(5), shall be specially allocated items of income and gain for such Fiscal Year (and subsequent Fiscal Years, if necessary) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. §1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treas. Reg. §§1.704-2(i)(4) and 1.704-2(j)(2).This Section B.5(c) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   Qualified Income Offset. If any Member receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) that would create an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member's Capital Account in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, *provided* that an allocation pursuant to this Section B.5(d) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section B.5(d) and Section B.5(e) were not in the Agreement. It is intended that this Section B.5(d) be interpreted as a "qualified income offset," designed to comply with the alternate test for economic effect set forth in Treas. Reg. §1.704-1(b)(2)(ii)(d).

(e)   Gross Income Allocation. If any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation §§1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section B.5(e) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section B.5 have been made as if Section B.5(d) and this Section B.5(e) were not in the Agreement.

(f)   Nonrecourse Deductions. Nonrecourse Deductions (and Excess Nonrecourse Liabilities) for any taxable year or other period shall be allocated among the Members in proportion to their respective Percentage Interests.

(g)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(h)   Code §754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code §734(b) or 743(b) is required to be taken into account in determining Capital Accounts under Regulations §1.704-1(b)(2)(iv)(m)(2) or Regulations §1.704-1(b)(2)(iv)(m)(4) as the result of a distribution to a Member in complete liquidation of his, her or its Units, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their respective Percentage Interests in the event Treas. Reg. §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treas. Reg. §1.704-1(b)(2)(iv)(m)(4) applies.

(i)   Curative Allocations. The allocations set forth in Sections B.5(a) through B.5(g) (the "*Regulatory Allocations*") are intended to comply with certain requirements of

6

Regulations Section 1.704-1(b). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section B.5(h). Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocations are made, a Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Sections B.3 and B.4. In exercising its discretion under this Section B.5(h), the Board shall take into account any future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

B.6.   Tax Allocations: Code Section 704(c).

The provisions specified in Sections B.3, B.4 and B.5 above shall govern the maintenance of the Member's Capital Accounts and the allocation of items to the Members for Code Section 704(b) book purposes. The following provisions of this Section B.6 apply solely for the purpose of determining how items of Company income, gain, loss, deduction and credit, as computed for Federal income tax purposes, are to be allocated among the Members for Federal, state and local tax purposes, and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses, or the manner in which distributions are made to the Members under this Agreement:

(a)   Contributed Property. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Gross Asset Value.

(b)   Revalued Property. If the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c)   Elections. Any elections or other decisions relating to allocations pursuant to this Section B.6 shall be made by the Board in any manner that is provided in the Treasury Regulations under Code Section 704(c), and that reasonably reflects the purpose and intention of this Agreement.

B.7.   Miscellaneous Allocation Provisions.

(a)   For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily,

monthly or other basis, as determined by the Board using any permissible method under Code Section 706 and the Regulations promulgated thereunder.

(b)   Except as otherwise provided in this Agreement, all items of Company income gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, including, for this purpose, items allocated pursuant to this Section B.7 for the year.

(c)   For the purpose of determining each Member's share of Excess Nonrecourse Liabilities pursuant to Regulations Section 1.752-3(a)(3), and solely for such purpose, each Member's interest in Company Profits is hereby specified to be such Member's Percentage Interest.

B.8   Election of Liquidation Value Safe Harbor. Each Member, by executing this Agreement, hereby agrees to the following:

(a)   The Company is authorized to elect the safe harbor, in accordance with proposed Regulations Section 1.83-3(l) and the proposed revenue procedure thereunder (once such regulations and revenue procedure become effective), under which the fair market value of each interest in the Company that is transferred in connection with the performance of services shall be treated as being equal to the liquidation value of that interest (the "*Safe Harbor Election*");

(b)   The Company and each Member (including any person to whom an interest in the Company is transferred in connection with the performance of services) agree to comply with all requirements of the Safe Harbor Election with respect to all interests in the Company transferred in connection with the performance of services while the Safe Harbor Election remains effective, including the requirement that all relevant Federal income tax items be reported consistently with the Safe Harbor Election;

(c)   The effective date of the Safe Harbor Election shall be the earliest permitted such date under the applicable regulations and revenue procedure, once those become effective, and the Safe Harbor Election shall continue to apply until such time (if ever) as all Members affected by the Safe Harbor Election shall agree to terminate it and the Company shall affirmatively terminate it under applicable procedures;

(d)   The Board shall file, with the Company's Federal income tax return for the taxable year in which the Safe Harbor Election becomes effective, a document, executed by the Managing Member, stating that the Company is electing, on behalf of the Company and the Members, to have the Safe Harbor Election apply irrevocably with respect to all interests in the Company transferred in connection with the performance of services while the Safe Harbor Election is in effect; and

(e)   The Company shall comply with applicable recordkeeping requirements for the Safe Harbor Election, and the Company and the Members shall take all other actions, if any, required to comply with the requirements of such Safe Harbor Election as ultimately promulgated, to the extent practicable.